Filed Pursuant to Rule 424(b)(3)
File No. 333-139223
PROSPECTUS

EXCHANGE OFFER
for
All Outstanding
8 1/2% Senior Notes Due 2013
and
8 3/4% Senior Notes Due 2016
of
Lear Corporation
and
Related Subsidiary Guarantees

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 19, 2007, UNLESS EXTENDED.

TERMS OF THE EXCHANGE OFFER

•	We are offering to exchange 8 1/2% Series B Senior Notes due 2013 and 8 3/4% Series B Senior Notes due 2016, which have been registered under the Securities Act of 1933, for all of our original unregistered 8 1/2% Senior Notes due 2013 and 8 3/4% Senior Notes due 2016.

•	The exchange notes, like the original notes, will be our senior unsecured obligations. Our obligations under the original notes are, and our obligations under the exchange notes will be, fully and unconditionally guaranteed on a senior unsecured basis by several of our wholly-owned subsidiaries that guarantee our obligations under our senior credit facilities and other existing senior notes.

•	The terms of the exchange notes are identical in all respects to the terms of the original notes for which they are being exchanged, except that the registration rights and related liquidated damages provisions, and the transfer restrictions, applicable to the original notes are not applicable to the exchange notes.

•	Subject to the satisfaction or waiver of specified conditions, we will exchange the applicable exchange notes for all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tenders of original notes at any time prior to the expiration of the exchange offer.

•	We will not receive any proceeds from the exchange offer.

See “Risk factors,” beginning on page 10, for a discussion of certain factors that should be considered before tendering your original notes in the exchange.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

This prospectus is dated December 20, 2006.

You should rely on the information contained in this prospectus or to which we have referred you or any other information you deem relevant in making your decision to tender. We have not authorized anyone to provide you with information that is different than the information contained or incorporated by reference in this prospectus. This prospectus may only be used where it is legal to sell these securities.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere, or incorporated by reference, in this prospectus. This summary includes a summary of what we believe are the material terms of the exchange offer and the exchange notes. We urge you to carefully read and review the entire prospectus and the other documents to which we refer to fully understand the terms of the exchange notes and the exchange offer. We contributed substantially all of our European interior business to a joint venture in October 2006, and on November 30, 2006, we entered into a definitive agreement to transfer substantially all of our North American interior business to a joint venture. This summary focuses on our core businesses, although there is no assurance that the divestiture of our North American interior business will be completed. To understand all of the terms of the exchange notes and the exchange offer and for a more complete understanding of our business, including our interior segment, you should read carefully this entire document and the documents incorporated by reference in this document. When we use the terms “Lear,” “we,” “us” and “our,” unless otherwise indicated or the context otherwise requires, we are referring to Lear Corporation and its consolidated subsidiaries. Our fiscal year ends on December 31 and each of our fiscal quarters consists of thirteen weeks.

Lear Corporation

Our company was founded in 1917 as American Metal Products Corporation. Through a management-led buyout in 1988, Lear established itself as a private seat assembly operation for the North American automobile market with annual sales of approximately $900 million. We completed our initial public offering in 1994, at a time when customers increasingly were seeking suppliers that could provide complete automotive interior systems on a global basis. Between 1993 and 2000, there was rapid consolidation in the automotive supplier industry, and during that time, we made 17 strategic acquisitions. These acquisitions assisted in transforming Lear from primarily a North American automotive seat assembly operation into a global tier 1 supplier of complete automotive interior systems, with capacity for full design, engineering, manufacture and delivery of the automotive interior.

Today, we have operations in 34 countries and rank #127 among the Fortune 500 list of publicly traded U.S. companies. We are a leading global automotive supplier with 2005 net sales of $17.1 billion. Our business is focused on providing complete seat systems, electrical distribution systems and various electronic products, and we supply every major automotive manufacturer in the world. In seat systems, we believe we hold a #2 position globally based on seat units sold, in a market we estimate at $45 to $50 billion. In electrical distribution systems, we believe we hold a #3 position in North America and a #4 position in Europe based on units sold, in a global market we estimate at $15 to $20 billion.

We have a history of growth and strong cash flow generation. Our last major acquisition, UT Automotive, Inc., provided us with the advantage of being able to integrate electrical distribution systems throughout the automotive interior and was completed in 1999. Between 2000 and 2004, we focused on strengthening our balance sheet and leveraging our total interior capabilities. During this period, we reduced net debt by $1.4 billion and were awarded the industry’s first ever total interior integrator program by General Motors for the 2006 Cadillac DTS and Buick Lucerne models.

We have pursued a global strategy, aggressively expanding our operations in Europe, Central America, Africa and Asia. Since 2000, we have realized an 11% compound annual growth rate in net sales outside of North America, with 46% of our 2005 sales coming from outside of North America. Our Asian-related sales (on an aggregate basis, including both consolidated and unconsolidated sales) have grown from $800 million in 2002 to an estimated $2.5 billion in 2006. We expect additional Asian-related sales growth in 2007, led by expanding relationships with Hyundai, Nissan and Toyota.

Our platform mix is well diversified. In 2005, our sales were comprised of the following vehicle categories: 54% cars, including 23% mid-size, 15% compact, 14% luxury/sport and 2% full-size, and 46% light truck, including 25% sport utility and 21% pickup and other light truck. We have expertise in all platform segments of the automotive market and expect to continue to win new business in line with the market trends.

As an example, in North America, our revenues in the fast growing crossover segment, as a percentage of our total revenues, are in-line with the crossovers’ total share of the market.

Since early 2005, the North American automotive market has become increasingly challenging. Higher fuel prices have led to a shift in consumer preferences away from SUVs, and our North American customers have faced increasing competition from foreign competitors. In addition, higher commodity costs (principally, steel, copper, resins and other oil-based commodities) have caused margin pressure in the sector. In response, our North American customers have reduced production levels on several of our key platforms and have taken aggressive actions to reduce costs. As a result, we experienced a significant decrease in our operating earnings in 2005 in each of our product segments. Although production volumes remain lower in 2006 on many of our key platforms, production schedules are less volatile. Our seating business has demonstrated improved operating performance in 2006.

The negative impact of the recent industry environment has been more pronounced in our interior business. This business, which includes instrument panels and cockpit systems, headliners and overhead systems, door panels, flooring and acoustic systems and interior trim, represented $3.1 billion of net sales in 2005. The interior segment is more capital intensive and sensitive to fluctuations in commodity prices, particularly resins. It is also characterized by overcapacity and a relatively fragmented supplier base. Further consolidation and restructuring is required to return this market segment to an appropriate profit level. When our major customers indicated an intent to focus on interior component purchases rather than total interior integration, we decided to exit this segment of the interior market and focus on the product lines for which we can provide more value. In October 2006, we completed the contribution of substantially all of our European interior business to International Automotive Components Group, LLC (“IAC”), a joint venture with WL Ross & Co. LLC (“WL Ross”) and Franklin Mutual Advisers, LLC (“Franklin”), in exchange for a one-third equity interest in IAC. In addition, on November 30, 2006, we entered into an Asset Purchase Agreement with International Automotive Components Group North America, Inc. and International Automotive Components Group North America, LLC (together, “IAC North America”), WL Ross and Franklin under which we agreed to transfer substantially all of the assets of our North American interior business segment (as well as our interests in two China joint ventures) and $25 million of cash to IAC North America. Under the terms of the agreement, we will receive a 25% equity interest in the IAC North America joint venture and warrants to purchase an additional 7% equity interest. See “— Recent Developments.” We believe that with a global footprint, IAC and IAC North America will be well positioned to participate in a consolidation of this market segment and become a strong interior supplier.

Within our core product segments, seating and electronic and electrical, we believe we can provide more value for our customers and that there is significant opportunity for continued growth. We are pursuing a more product line focused strategy, investing in consumer driven products and selective vertical integration. In 2005, we initiated a comprehensive restructuring strategy to align capacity with our customers as they rationalize their operations and to more aggressively expand our low cost country manufacturing and purchasing initiatives to improve our overall cost structure. We believe our commitment to customer service and quality will result in a global leadership position in each of our core product segments. We are targeting 5% annual growth in global sales, while growing our annual sales in Asia and with Asian customers by 25%. We believe these recent business improvements and initiatives, coupled with our strong platform for growth in our core seating and electronic and electrical businesses, will drive our profit margins back to historical levels.

Recent Developments

European Interior Business.  On October 16, 2006, we completed the contribution of substantially all of our European interior business to IAC, our joint venture with WL Ross and Franklin, in exchange for a one-third equity interest in IAC. In connection with the transaction, we entered into various ancillary agreements providing us with customary minority shareholder rights and registration rights with respect to our equity interest in IAC. Our European interior business included substantially all of our interior components business in Europe (other than Italy and one facility in France), consisting of nine manufacturing facilities in five countries supplying door panels, overhead systems, instrument panels, cockpits and interior trim to various original equipment manufacturers. IAC also owns the European interior business formerly held by

Collins & Aikman Corporation. In connection with the transaction, we recognized a loss on the divestiture of approximately $29 million in the third quarter of 2006. For pro forma unaudited condensed consolidated financial statements which take into account the effect of this transaction, among other things, please see our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2006.

North American Interior Business.  On November 30, 2006, we entered into an Asset Purchase Agreement with IAC North America, WL Ross and Franklin under which we agreed to transfer substantially all of the assets of our North American interior business segment (as well as our interests in two China joint ventures) and $25 million of cash to IAC North America. Under the terms of the agreement, we will receive a 25% equity interest in the IAC North America joint venture and warrants to purchase an additional 7% equity interest. WL Ross and Franklin will make aggregate cash contributions of $75 million to the joint venture in exchange for the remaining equity and extend a $50 million term loan to IAC North America. IAC North America will assume the ordinary course liabilities of our North American interior business and we will retain certain pre-closing liabilities, including pension and post-retirement healthcare liabilities incurred through the closing date of the transaction. We will fund up to an additional $40 million, and WL Ross and Franklin will contribute up to an additional $45 million, in the event that IAC North America does not meet certain financial targets in 2007. In connection with the transaction, we have entered into various ancillary agreements providing for customary minority shareholder rights and registration rights with respect to our equity interest in the joint venture.

The closing of the transaction for our North American interior business is subject to various conditions, including the receipt of required third-party consents, as well as other closing conditions customary for transactions of this type. In connection with the transaction, we expect to recognize a pre-tax loss on divestiture of approximately $675 million in the fourth quarter of 2006. We expect the transaction to close in the first quarter of 2007, although no assurances can be given that the IAC North America transaction will be consummated on the terms contemplated or at all. For pro forma unaudited condensed consolidated financial statements which take into account the effect of this transaction, among other things, please see our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2006.

Icahn Stock Issuance.  On November 8, 2006, we completed the sale of 8,695,653 shares of our common stock in a private placement to affiliates of and funds managed by Carl C. Icahn for a purchase price of $23 per share. We believe that the proceeds of this offering will provide us additional financial and operating flexibility and allow us to make strategic investments to further strengthen our core businesses.

Our principal executive offices are located at 21557 Telegraph Road, Southfield, Michigan 48033. Our telephone number at that location is (248) 447-1500. Our website address is http://www.lear.com. Information on our website does not constitute part of this prospectus.

Summary of the Terms of the Exchange Offer

General	On November 24, 2006, we completed a private offering of the original notes, which consisted of $300,000,000 aggregate principal amount of our 8 1/2% Senior Notes due 2013 and $600,000,000 aggregate principal amount of our 8 3/4% Senior Notes due 2016. In connection with the private offering, we entered into a registration rights agreement in which we agreed, among other things, to deliver this prospectus to you and to complete an exchange offer for the original notes.

The exchange offer	We are offering to exchange up to $300,000,000 aggregate principal amount of our 8 1/2% Series B Senior Notes due 2013, which have been registered under the Securities Act, for a like aggregate principal amount of our original unregistered 8 1/2% Senior Notes due 2013. We are also offering to exchange up to $600,000,000 aggregate principal amount of our 8 3/4% Series B Senior Notes due 2016, which have been registered under the Securities Act, for a like aggregate principal amount of our original unregistered 8 3/4% Senior Notes due 2016.

Original notes may be tendered only in $1,000 increments. Subject to the satisfaction or waiver of specified conditions, we will exchange the applicable exchange notes for all original notes that are validly tendered and not withdrawn prior to the expiration of the exchange offer. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

Resales	Based on interpretations by the staff of the Securities and Exchange Commission, we believe that exchange notes issued in the exchange offer may be offered for resale, resold, or otherwise transferred by you, without compliance with the registration and prospectus delivery requirements of the Securities Act, if:

• you acquire the exchange notes in the ordinary course of your business;

• you are not engaging in and do not intend to engage in a distribution of the exchange notes;

• you do not have an arrangement or understanding with any person to participate in a distribution of the exchange notes; and

• you are not an affiliate of Lear within the meaning of Rule 405 under the Securities Act.

If you are an affiliate of Lear, or are engaging in or intend to engage in, or have any arrangement or understanding with any person to participate in, a distribution of the exchange notes:

• you cannot rely on the applicable interpretations of the staff of the Securities and Exchange Commission; and

• you must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction.

If you are a broker or dealer seeking to receive exchange notes for your own account in exchange for original notes that you acquired as a result of market-making or other trading activities, you must acknowledge that you will deliver this prospectus in connection with any offer to resell, resale, or other transfer of the exchange notes that you receive in the exchange offer.

Expiration date	The exchange offer will expire at 5:00 p.m., New York City time, on January 19, 2007, unless extended by us.

Withdrawal	You may withdraw the tender of your original notes at any time prior to the expiration of the exchange offer. We will return to you any of your original notes that are not accepted for exchange for any reason, without expense to you, promptly after the expiration or termination of the exchange offer.

Interest on the exchange notes and the original notes	Each exchange note will accrue interest from the date of the completion of the exchange offer. Accrued and unpaid interest on the original notes exchanged in the exchange offer will be paid on the first interest payment date for the exchange notes to the holders on the relevant record date of the exchange notes issued in respect of the original notes being exchanged. Interest on the original notes being exchanged in the exchange offer shall cease to accrue on the date of the completion of the exchange offer.

Conditions to the exchange offer	The exchange offer is subject to customary conditions. We may assert or waive these conditions in our sole discretion. See “The exchange offer — Conditions to the exchange offer.”

Exchange agent	Bank of New York is serving as exchange agent for the exchange offer.

Procedures for tendering original notes	Any holder of original notes that wishes to tender original notes must cause the following to be transmitted to and received by the exchange agent no later than 5:00 p.m., New York City time, on the expiration date:

• The certificates representing the tendered original notes or, in the case of a book-entry tender, a confirmation of the book-entry transfer of the tendered original notes into the exchange agent’s account at The Depository Trust Company, as book-entry transfer facility;

• A properly completed and duly executed letter of transmittal in the form accompanying this prospectus or, at the option of the tendering holder in the case of a book-entry tender, an agent’s message in lieu of such letter of transmittal; and

• Any other documents required by the letter of transmittal.

Guaranteed delivery procedures	Any holder of original notes that cannot cause the original notes or any other required documents to be transmitted to and received by the exchange agent before 5:00 p.m., New York City time, on the expiration date, may tender original notes according to the guaranteed delivery procedures set forth in “The exchange offer — Guaranteed delivery procedures.”

Special procedures for beneficial owners	If you are the beneficial owner of original notes that are registered in the name of your broker, dealer, commercial bank, trust company, or other nominee, and you wish to participate in the exchange offer, you should promptly contact the person through which you beneficially own your original notes and instruct that person to tender original notes on your behalf. See “The exchange offer — Procedures for tendering.”

Representations of tendering holders	By tendering original notes pursuant to the exchange offer, each holder will make the representations described in “The exchange offer — Procedures for tendering.”

Acceptance of original notes and delivery of exchange notes	Subject to the satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange any and all original notes that are properly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date. We will cause the exchange to be effected promptly after the expiration of the exchange offer.

Certain U.S. federal income tax considerations	The exchange of original notes for exchange notes pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain United States federal income tax considerations.”

Use of proceeds	We will not receive any proceeds from the issuance of exchange notes pursuant to the exchange offer. We will pay all expenses incident to the exchange offer.

Consequences of Exchanging or Failure to Exchange Original Notes
Pursuant to the Exchange Offer

Holders that are not broker-dealers	Generally, if you are not an “affiliate” of Lear within the meaning of Rule 405 under the Securities Act, upon the exchange of your original notes for exchange notes pursuant to the exchange offer, you will be able to offer your exchange notes for resale, resell your exchange notes and otherwise transfer your exchange notes without compliance with the registration and prospectus delivery provisions of the Securities Act.

This is true so long as you have acquired the exchange notes in the ordinary course of your business, you have no arrangement with any person to participate in a distribution of the exchange notes and neither you nor any other person is engaging in or intends to engage in a distribution of the exchange notes.

Holders that are broker-dealers	A broker-dealer who acquired original notes directly from us cannot exchange those original notes in the exchange offer.

Otherwise, each broker-dealer that receives exchange notes for its own account in exchange for original notes must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. You should read “Plan of distribution” for a more detailed discussion of these requirements.

Failure to exchange	Upon consummation of the exchange offer, holders that were not prohibited from participating in the exchange offer and did not tender their original notes will not have any registration rights under the registration rights agreement with respect to such nontendered original notes. Accordingly, nontendered original notes will continue to remain outstanding and continue to be subject to the significant restrictions on transfer described in the legend on them. The nontendered original notes will continue to accrue interest. We do not intend to register the original notes under the Securities Act.

Summary of the Terms of the Exchange Notes

The exchange notes will evidence the same debt as the original notes for which they are being exchanged. The exchange notes and the original notes will be governed by the same indenture. Except where the context requires otherwise, references in this prospectus to “notes” or “securities” are references to both original notes and exchange notes, as the case may be.

Issuer	Lear Corporation.

Securities offered	$300,000,000 principal amount of 8 1/2% Series B Senior Notes due 2013 and $600,000,000 principal amount of 8 3/4% Series B Senior Notes due 2016.

Maturity date	December 1, 2013 in the case of the 2013 exchange notes and December 1, 2016 in the case of the 2016 exchange notes.

Interest payment dates	June 1 and December 1, beginning on June 1, 2007.

Ranking	The exchange notes will be senior unsecured obligations and will rank pari passu to our existing and future senior indebtedness, and senior to all future subordinated indebtedness. The guarantees by our subsidiaries will rank pari passu with the existing and future senior indebtedness of our subsidiaries that guarantee the exchange notes. As of September 30, 2006, we and our subsidiary guarantors had $2.3 billion of senior indebtedness outstanding, of which $1.0 billion is secured, and our subsidiaries that are not guarantors had $76 million senior indebtedness outstanding.

Guarantees	Five of our domestic subsidiaries and two of our foreign subsidiaries will jointly, severally and unconditionally guarantee the exchange notes on a senior unsecured basis.

Optional redemption	We may redeem the 2013 exchange notes prior to December 1, 2010 and the 2016 exchange notes prior to December 1, 2011 in whole or in part from time to time at a price based on a “make whole” formula described in this prospectus.

In addition, we may redeem some or all of the 2013 exchange notes at any time on or after December 1, 2010 or some or all of the 2016 exchange notes at any time on or after December 1, 2011, at specified redemption prices discussed under the caption “Description of the exchange notes — Optional redemption.”

Change of control offer	If we experience a change of control (as defined under the caption “Description of the exchange notes — Certain definitions”), we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their face amount, plus accrued interest.

We might not be able to pay you the required price for exchange notes you present to us at the time of a change of control, because:

• we might not have enough funds at that time; or

• the terms of our senior debt may prevent us from paying.

Certain indenture provisions	The indenture governing the exchange notes will contain covenants limiting our (and most or all of our subsidiaries’) ability to:

• create liens on our assets to secure debt; and

• enter into sale and leaseback transactions.

These covenants are subject to a number of important limitations and exceptions.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained or incorporated by reference in this prospectus, including the section entitled “Forward-looking statements” and our historical and pro forma financial statements and the related notes included or incorporated by reference in this prospectus, before deciding whether to participate in the exchange offer. The risks described below are not the only risks facing us. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. If any of the following risks materialize, our business, financial condition or results of operations could be materially and adversely affected. In that case, you may lose some or all of your investment. The risk factors set forth below, with the exception of the last risk factor, are generally applicable to the original notes as well as the exchange notes.

Risks Related to the Exchange Offer

If you fail to exchange your original notes for exchange notes, you will no longer have any registration rights with respect to your original notes.

Upon the completion of the exchange offer, you will no longer have any registration rights with respect to the original notes you still hold. These original notes are privately placed securities and will remain subject to the restrictions on transfer contained in the legend on the notes. In general, you cannot sell or offer to sell the original notes without complying with these restrictions, unless the original notes are registered under the Securities Act and applicable state securities laws. We do not intend to register the original notes under the Securities Act.

Risks Related to Our Business

A decline in the production levels of our major customers could reduce our sales and harm our profitability.

Demand for our products is directly related to the automotive vehicle production by our major customers. Automotive sales and production can be affected by general economic or industry conditions, labor relations issues, regulatory requirements, trade agreements and other factors. Automotive industry conditions in North America and Europe continue to be challenging. In North America, the industry is characterized by significant overcapacity, fierce competition and significant pension and healthcare liabilities for the domestic automakers. In Europe, the market structure is more fragmented with significant overcapacity, and several of our key platforms have experienced production declines.

General Motors and Ford, our two largest customers, together accounted for approximately 44% of our net sales in 2005, excluding net sales to Saab, Volvo, Jaguar and Land Rover, which are affiliates of General Motors and Ford. Inclusive of their respective affiliates, General Motors and Ford accounted for approximately 28% and 25%, respectively, of our net sales in 2005. Automotive production by General Motors and Ford has declined between 2000 and 2005. North American production has continued to decline in 2006 for General Motors, Ford and also for DaimlerChrysler. The automotive operations of both General Motors and Ford have recently experienced significant operating losses, and both automakers are continuing to restructure their North American operations, which could have a material impact on our future operating results. While we have been aggressively seeking to expand our business in the Asian market and with Asian automotive manufacturers worldwide to offset these declines, no assurances can be given as to how successful we will be in doing so. As a result, any decline in the automotive production levels of our major customers, particularly with respect to models for which we are a significant supplier, could materially reduce our sales and harm our profitability, thereby making it more difficult for us to make payments under our indebtedness, including the exchange notes.

The financial distress of our major customers and within the supply base could significantly affect our operating performance.

During 2005, General Motors and Ford lowered production levels on several of our key platforms, particularly light truck platforms, in an effort to reduce inventory levels. GM, Ford and DaimlerChrysler have continued to lower North American light truck production in 2006. In addition, these customers have experienced declining market shares in North America and are continuing to restructure their North American operations in an effort to improve profitability. The domestic automotive manufacturers are also burdened with substantial structural costs, such as pension and healthcare costs, that have impacted their profitability and labor relations. Several other global automotive manufacturers are also experiencing operating and profitability issues as well as labor concerns. In this environment, it is difficult to forecast future customer production schedules, the potential for labor disputes or the success or sustainability of any strategies undertaken by any of our major customers in response to the current industry environment. This environment may also put additional pricing pressure on their suppliers, like us, to reduce the cost of our products, which would reduce our margins. In addition, cuts in production schedules are also sometimes announced by our customers with little advance notice, making it difficult for us to respond with corresponding cost reductions. Our supply base has also been adversely affected by industry conditions. Lower production levels for our key customers and increases in certain raw material, commodity and energy costs have resulted in severe financial distress among many companies within the automotive supply base. Several large suppliers have filed for bankruptcy protection or ceased operations. Unfavorable industry conditions have also resulted in financial distress within our supply base and an increase in commercial disputes and the risk of supply disruption. In addition, the adverse industry environment has required us to provide financial support to distressed suppliers or take other measures to ensure uninterrupted production. While we have taken certain actions to mitigate these factors, we have offset only a portion of their overall impact on our operating results. The continuation or worsening of these industry conditions would adversely affect our profitability, operating results and cash flow.

The discontinuation of, the loss of business with respect to or a lack of commercial success of a particular vehicle model for which we are a significant supplier could reduce our sales and harm our profitability.

Although we have purchase orders from many of our customers, these purchase orders generally provide for the supply of a customer’s annual requirements for a particular model and assembly plant, renewable on a year-to-year basis, rather than for the purchase of a specific quantity of products. Therefore, the discontinuation of, the loss of business with respect to or a lack of commercial success of a particular vehicle model for which we are a significant supplier could reduce our sales and harm our profitability, thereby making it more difficult for us to make payments under our indebtedness, including the exchange notes.

Our substantial international operations make us vulnerable to risks associated with doing business in foreign countries.

As a result of our global presence, a significant portion of our revenues and expenses are denominated in currencies other than U.S. dollars. In addition, we have manufacturing and distribution facilities in many foreign countries, including countries in Europe, Central and South America and Asia. International operations are subject to certain risks inherent in doing business abroad, including:

•	exposure to local economic conditions;

•	expropriation and nationalization;

•	foreign exchange rate fluctuations and currency controls;

•	withholding and other taxes on remittances and other payments by subsidiaries;

•	investment restrictions or requirements;

•	export and import restrictions; and

•	increases in working capital requirements related to long supply chains.

Expanding our business in Asian markets and our business relationships with Asian automotive manufacturers worldwide are important elements of our strategy. In addition, our strategy includes expanding our European market share and expanding our manufacturing operations in lower-cost regions. As a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential effect on us vary from country to country and are unpredictable. However, any such occurrences could be harmful to our business and our profitability, thereby making it more difficult for us to make payments under our indebtedness, including the exchange notes.

High raw material costs may continue to have a significant adverse impact on our profitability.

Unprecedented increases in costs of certain raw materials, principally steel, resins and certain chemicals, as well as higher energy costs, had a significant adverse impact on our operating results in 2005. Raw material, energy and commodity costs have remained high and continued to have an adverse impact on our operating results in the first nine months of 2006. While we have developed and implemented strategies to mitigate or partially offset the impact of higher raw material, energy and commodity costs, these strategies, together with commercial negotiations with our customers and suppliers, offset only a portion of the adverse impact. In addition, no assurances can be given that the magnitude and duration of these cost increases or any future cost increases will not have a larger adverse impact on our profitability and consolidated financial position than currently anticipated.

A significant labor dispute involving us or one or more of our customers or suppliers or that could otherwise affect our operations could reduce our sales and harm our profitability.

Most of our employees and a substantial number of the employees of our largest customers and suppliers are members of industrial trade unions and are employed under the terms of collective bargaining agreements. Virtually all of our unionized facilities in the United States and Canada have a separate agreement with the union that represents the workers at such facilities, with each such agreement having an expiration date that is independent of other collective bargaining agreements. We have collective bargaining agreements covering approximately 81,500 employees globally. Within the United States and Canada, contracts covering approximately 20% of the unionized workforce are scheduled to expire during 2007. The current collective bargaining agreements of our three largest customers in the United States expire in 2007. A labor dispute involving us or any of our customers or suppliers or that could otherwise affect our operations could reduce our sales and harm our profitability, thereby making it more difficult for us to make payments under our indebtedness, including the notes. A labor dispute involving another supplier to our customers that results in a slowdown or closure of our customers’ assembly plants where our products are included in assembled vehicles could also have a material adverse effect on our business. In addition, the inability by us or any of our suppliers, our customers or our customers’ other suppliers to negotiate an extension of a collective bargaining agreement covering a large number of employees upon its expiration could reduce our sales and harm our profitability. Significant increases in labor costs as a result of the renegotiation of collective bargaining agreements could also be harmful to our business and our profitability.

Adverse developments affecting one or more of our major suppliers could harm our profitability.

We obtain components and other products and services from numerous tier II automotive suppliers and other vendors throughout the world. In certain instances, it would be difficult and expensive for us to change suppliers of products and services that are critical to our business. In addition, our OEM customers designate many of our suppliers and as a result, we do not always have the flexibility or authority to change suppliers. Certain of our suppliers are financially distressed or may become financially distressed. In addition, an increasing number of our suppliers are located outside of North America or Western Europe. Any significant disruption in our supplier relationships, including certain relationships with sole-source suppliers, could harm our profitability, thereby making it more difficult for us to make payments under our indebtedness, including the exchange notes.

The inability to complete the divestiture of our North American interior business would adversely affect our business strategy and financial position.

Our interior business segment has been unprofitable since 2005, which we believe is a result of industry overcapacity, high raw material costs and insufficient pricing, and we have decided to exit the segment. In October 2006, we contributed substantially all of our European interior business to IAC, a joint venture with WL Ross and Franklin, in exchange for an approximate one-third equity interest in IAC. On November 30, 2006, we entered into an Asset Purchase Agreement with IAC North America, WL Ross and Franklin under which we agreed to transfer substantially all of the assets of our North American interior business segment (as well as our interests in two China joint ventures) and $25 million of cash to IAC North America. Under the terms of the agreement, we will receive a 25% equity interest in the IAC North America joint venture and warrants to purchase an additional 7% equity interest. In connection with the transaction, we expect to recognize a pre-tax loss on divestiture of approximately $675 million in the fourth quarter of 2006. The closing of the transaction is subject to various conditions, including the receipt of required third-party consents, as well as other closing conditions customary for transactions of this type. No assurance can be given that this or any other transaction involving the North American interior business ultimately will be consummated. If we are unable to close the transaction on terms substantially similar to those described above or at all, our North American business strategy and ability to improve our financial position going forward may be negatively impacted.

A significant product liability lawsuit, warranty claim or product recall involving us or one of our major customers could harm our profitability.

In the event that our products fail to perform as expected and such failure results in, or is alleged to result in, bodily injury and/or property damage or other losses, we may be subject to product liability lawsuits and other claims. In addition, we are a party to warranty-sharing and other agreements with our customers related to our products. These customers may seek contribution or indemnification from us for all or a portion of the costs associated with product liability and warranty claims, recalls or other corrective actions involving our products. These types of claims could significantly harm our profitability, thereby making it more difficult for us to make payments under our indebtedness, including the exchange notes.

We are involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.

We are involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including disputes with our suppliers, intellectual property matters, personal injury claims, environmental issues, tax matters and employment matters. No assurances can be given that such proceedings and claims will not have a material adverse impact on our profitability and consolidated financial position.

Risks Related to the Exchange Notes

We have substantial indebtedness, which could affect our ability to meet our obligations under the exchange notes and may otherwise restrict our activities.

After giving effect to the offering of the original notes and the application of the proceeds therefrom, we will continue to be a highly leveraged company. As of September 30, 2006, we had $2.4 billion of outstanding indebtedness. We are permitted by the terms of the notes and our other debt instruments to incur substantial additional indebtedness, subject to the restrictions therein. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to refinance our obligations on commercially reasonable terms, would have a material adverse effect on our business, financial condition and results of operations.

Our substantial indebtedness could have important consequences to you. For example, it could:

•	make it more difficult for us to satisfy our obligations under our indebtedness, including the exchange notes;

•	limit our ability to borrow money for our working capital, capital expenditures, debt service requirements or other corporate purposes;

•	require us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures, product development and other corporate requirements;

•	increase our vulnerability to general adverse economic and industry conditions;

•	limit our ability to respond to business opportunities; and

•	subject us to financial and other restrictive covenants, which, if we fail to comply with these covenants and our failure is not waived or cured, could result in an event of default under our debt.

Despite our substantial indebtedness, we and our subsidiaries may still be able to incur significantly more debt. This could intensify the risks described above.

Certain agreements governing our existing indebtedness, including our primary credit facility, contain restrictions on our and our subsidiaries’ ability to incur additional indebtedness, including senior secured indebtedness that will be effectively senior to the exchange notes to the extent of the assets securing such indebtedness. However, these restrictions will be subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial. Accordingly, we or our subsidiaries could incur significant additional indebtedness in the future, much of which could constitute secured or effectively senior indebtedness. As of September 30, 2006, we had $1.4 billion available for additional borrowing under our primary credit facility, all of which could be secured pursuant to the indenture governing the exchange notes. In addition, the covenants under any other existing or future debt instruments could allow us to borrow a significant amount of additional indebtedness. The more leveraged we become, the more we, and in turn our securityholders, become exposed to the risks described above under “— We have substantial indebtedness, which could affect our ability to meet our obligations under the exchange notes and may otherwise restrict our activities.”

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to pay principal and interest on the exchange notes and to satisfy our other debt obligations will depend upon, among other things:

•	our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•	the future availability of borrowings under our primary credit facility, which depends on, among other things, our complying with the covenants in our primary credit facility.

We cannot assure you that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our primary credit facility or otherwise, in an amount sufficient to fund our liquidity needs, including the payment of principal and interest on the exchange notes. See “Forward-looking statements.”

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the exchange notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements, including our primary credit facility and the indenture governing the exchange notes, may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due.

Repayment of our debt, including the exchange notes, is dependent on cash flow generated by our subsidiaries.

Our subsidiaries own a significant portion of our assets and conduct a significant portion of our operations. Accordingly, repayment of our indebtedness, including the exchange notes, is dependent, to a significant extent, on the generation of cash flow by our subsidiaries and (if they are not guarantors of the exchange notes) their ability to make such cash available to us, by dividend, debt repayment or otherwise. Unless they are guarantors of the exchange notes, our subsidiaries do not have any obligation to pay amounts due on the exchange notes or to make funds available for that purpose. Our subsidiaries may not be able to, or may not be permitted to, make distributions to enable us to make payments in respect of our indebtedness, including the exchange notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit our ability to obtain cash from our subsidiaries. In the event that we do not receive distributions from our non-guarantor subsidiaries, we may be unable to make required principal and interest payments on our indebtedness, including the exchange notes.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under our primary credit facility that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness could prohibit us from making payments of principal, premium, if any, or interest on the exchange notes and could substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our primary credit facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all of the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest. More specifically, the lenders under our primary credit facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against certain of our assets, and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek waivers from the required lenders under our primary credit facility to avoid being in default. If we breach our covenants under our primary credit facility and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our primary credit facility, the lenders could exercise their rights as described above, and we could be forced into bankruptcy or liquidation. See “Description of the exchange notes.”

The exchange notes will be structurally subordinated to all liabilities of our non-guarantor subsidiaries.

The exchange notes are structurally subordinated to the indebtedness and other liabilities of our subsidiaries that are not guaranteeing the exchange notes. These non-guarantor subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the exchange notes, or to make any funds available therefor, whether by dividends, loans, distributions or other payments. In the nine months ended September 30, 2006, the subsidiaries that are not guaranteeing the exchange notes had net sales of $9.4 billion, a net loss of $72.2 million and held $5.1 billion of our total assets. Any right that we or the subsidiary guarantors have to receive any assets of any of the non-guarantor subsidiaries upon the liquidation or reorganization of those subsidiaries, and the consequent rights of holders of exchange notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries. Accordingly, in the event of a bankruptcy, liquidation or reorganization of any of our non-guarantor subsidiaries, these non-guarantor subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us.

Federal and state fraudulent transfer laws permit a court, under certain circumstances, to void the exchange notes and the guarantees, and, if that occurs, you may not receive any payments on the exchange notes.

The issuance of the notes and the guarantees may be subject to review under federal and state fraudulent transfer and conveyance statutes if a bankruptcy, liquidation or reorganization case or a lawsuit, including under circumstances in which bankruptcy is not involved, were commenced at some future date by us, by the guarantors or on behalf of our unpaid creditors or the unpaid creditors of a guarantor. While the relevant laws may vary from state to state, under such laws the payment of the proceeds from the issuance of the notes will generally be a fraudulent conveyance if (i) the consideration was paid with the intent of hindering, delaying or defrauding creditors or (ii) we or any of our subsidiary guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for issuing either the notes or a guarantee, and, in the case of (ii) only, one of the following is also true:

•	we or any of our subsidiary guarantors were or was insolvent or rendered insolvent by reason of issuing the notes or the guarantees;

•	payment of the consideration left us or any of our subsidiary guarantors with an unreasonably small amount of capital to carry on the business; or

•	we or any of our subsidiary guarantors intended to, or believed that we or it would, incur debts beyond our or its ability to pay as they mature.

If a court were to find that the issuance of the notes or a guarantee was a fraudulent conveyance, the court could void the payment obligations under the notes or such guarantee or further subordinate the notes or such guarantee to presently existing and future indebtedness of ours or such subsidiary guarantor, or require the holders of the notes to repay any amounts received with respect to the notes or such guarantee. In the event of a finding that a fraudulent conveyance occurred, you may not receive any repayment on the notes. Further, the voidance of the notes could result in an event of default with respect to our other debt and that of our subsidiary guarantors that could result in acceleration of such debt.

The measures of insolvency for purposes of fraudulent conveyance laws vary depending upon the law of the jurisdiction that is being applied. Generally, an entity would be considered insolvent if, at the time it incurred indebtedness:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets;

•	the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts and liabilities, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

We cannot be certain as to the standards a court would use to determine whether or not we or the subsidiary guarantors were solvent at the relevant time, or regardless of the standard used, that the issuance of the notes and the guarantees would not be subordinated to our or any subsidiary guarantor’s other debt.

If the guarantees were legally challenged, any guarantee could also be subject to the claim that, since the guarantee was incurred for our benefit, and only indirectly for the benefit of the subsidiary guarantor, the obligations of the applicable subsidiary guarantor were incurred for less than fair consideration. A court could thus void the obligations under the guarantees, subordinate them to the applicable subsidiary guarantor’s other debt or take other action detrimental to the holders of the notes.

Because each guarantor’s liability under its guarantees may be reduced to zero, avoided or released under certain circumstances, you may not receive any payments from some or all of the guarantors.

You have the benefit of the guarantees of the guarantors. However, the guarantees by the guarantors are limited to the maximum amount that the guarantors are permitted to guarantee under applicable law. As a result, a guarantor’s liability under its guarantee could be reduced to zero, depending on the amount of other obligations of such guarantor. Further, under the circumstances discussed more fully above, a court under Federal or state fraudulent conveyance and transfer statutes could void the obligations under a guarantee or further subordinate it to all other obligations of the guarantor. In addition, you will lose the benefit of a particular guarantee if it is released under certain circumstances described under “Description of the exchange notes — Guarantees.”

Moreover, two of our guarantors, Lear Automotive (EEDS) Spain S.L. and Lear Corporation Mexico, S. de R.L. de C.V., are organized outside the United States and it is possible that a foreign court would apply local law as to the enforceability of all or a portion of the terms of the guarantee of such guarantor. In addition, it may be more difficult for the holders of the exchange notes to enforce judgments against foreign subsidiary guarantors than it would be against domestic subsidiary guarantors.

Pursuant to our primary credit facility, we currently have the right to release the guarantees of those facilities. Under certain circumstances, such a release would cause the release of the guarantees of our existing senior notes and the exchange notes issued in this offering. Upon such a release, the obligations under the exchange notes will be effectively subordinated to the liabilities of all of our subsidiaries.

The terms of our primary credit facility and the agreements governing our other indebtedness may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

Our primary credit facility and the agreements governing our other indebtedness contain, and any future indebtedness of ours may contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, which restrict our ability to, among other things:

•	incur or guarantee additional debt;

•	pay dividends and make other restricted payments;

•	create or incur certain liens;

•	engage in sales of assets and subsidiary stock;

•	enter into transactions with affiliates; and/or

•	transfer all or substantially all of our assets or enter into merger or consolidation transactions.

In addition, our primary credit facility requires us to maintain a maximum leverage ratio and a minimum interest coverage ratio. As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with the covenants contained in our primary credit facility and the agreements governing our other indebtedness could result in an event of default under our primary credit facility or the agreements governing our other indebtedness, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our primary credit facility or the agreements governing our other indebtedness, the lenders thereunder:

•	will not be required to lend any additional amounts to us;

•	could elect to declare all borrowings outstanding, together with accrued and unpaid interest and fees, to be due and payable;

•	may have the ability to require us to apply all of our available cash to repay these borrowings; or

•	may prevent us from making debt service payments under our other agreements, including the indenture governing the exchange notes, any of which could result in an event of default under the exchange notes.

If the indebtedness under our primary credit facility or our other indebtedness, including the exchange notes, were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full. See “Description of the exchange notes.”

We may not be able to repurchase the exchange notes upon a change of control.

Upon a change of control as defined in the indenture governing the exchange notes, we will be required to make an offer to repurchase all outstanding exchange notes at 101% of their principal amount, plus accrued and unpaid interest, unless we have previously given notice of our intention to exercise our right to redeem the exchange notes. We may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control offer or, if then permitted under the indenture governing the exchange notes, to redeem the exchange notes. A failure to make the applicable change of control offer or to pay the applicable change of control purchase price when due would result in a default under the indenture. The occurrence of a change of control would also constitute an event of default under our primary credit facility and may constitute an event of default under the terms of the agreements governing our other indebtedness. See “Description of the exchange notes — Repurchase at the option of holders upon a change of control.”

Because a significant portion of our borrowings bear interest at variable rates, an increase in interest rates would reduce our profitability and thereby make it more difficult for us to make payments under our indebtedness, including the exchange notes offered hereby.

Since a significant portion of our borrowings are at variable rates of interest, we will be vulnerable to increases in interest rates, which would reduce our profitability and thereby make it more difficult for us to make payments under our indebtedness, including the exchange notes.

You cannot be sure that an active trading market will develop for the exchange notes, which could make it more difficult for holders of the exchange notes to sell their exchange notes and/or result in a lower price at which holders would be able to sell their exchange notes.

There is currently no established trading market for the exchange notes, and there can be no assurance as to the liquidity of any markets that may develop for the exchange notes, the ability of the holders of the exchange notes to sell their exchange notes or the price at which such holders would be able to sell their exchange notes. If such a market were to exist, the exchange notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates and our business performance. We do not intend to apply for the listing of the original notes or the exchange notes on any securities exchange in the United States or elsewhere. Certain of the initial purchasers in the private offering of the original notes have advised us that they currently make a market in the original notes, as permitted by applicable laws and regulations, and that they intend to make a market in the exchange notes. However, none of the initial purchasers are obligated to do so, and any market making with respect to the exchange notes may be discontinued at any time without notice. In addition, such market making activity may be limited during the pendancy of the exchange offer or the effectiveness of a shelf registration statement in lieu thereof. See “Plan of distribution.”

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission under the Securities Exchange Act of 1934. You may read and copy any document we file at the Securities and Exchange Commission’s Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the Securities and Exchange Commission at 1-800-SEC-0330. Our Securities and Exchange Commission filings also are available from the Securities and Exchange Commission’s internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding issuers that file electronically.

The Securities and Exchange Commission allows us to “incorporate by reference” into this prospectus the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any statement contained or incorporated by reference in this prospectus shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any subsequently filed document which also is incorporated by reference herein, modifies or supersedes such earlier statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus. We incorporate by reference the documents listed below:

•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended April 1, 2006, July 1, 2006 and September 30, 2006;

•	our Definitive Proxy Statement on Schedule 14A filed on March 27, 2006; and

•	Current Reports on Form 8-K and 8-K/A, as filed with the Securities and Exchange Commission on January 11, 2006, January 12, 2006, January 25, 2006, February 24, 2006, March 8, 2006, March 24, 2006, March 29, 2006, April 11, 2006, April 25, 2006, April 26, 2006, May 15, 2006, May 16, 2006, May 25, 2006, June 1, 2006, June 14, 2006, July 21, 2006, July 28, 2006, August 22, 2006, September 21, 2006, October 16, 2006, October 17, 2006, October 26, 2006, November 14, 2006, November 20, 2006 (solely with respect to Exhibit 99.2), November 21, 2006, November 28, 2006, December 1, 2006 and December 8, 2006.

All documents that we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus and before all of the notes are sold are incorporated by reference in this prospectus from the date of filing of the documents, other than, unless we specifically provide otherwise, portions of these documents that are either (1) described in paragraphs (i), (k) and (l) of Item 402 of Regulation S-K promulgated by the Securities and Exchange Commission or (2) furnished under Item 2.02 or Item 7.01 of a Current Report on Form 8-K. Information that we file with the Securities and Exchange Commission will automatically update and may replace information previously filed with the Securities and Exchange Commission.

Our website address is http://www.lear.com. We make available on our website, free of charge, the periodic reports that we file with or furnish to the Securities and Exchange Commission, as well as all amendments to these reports, as soon as reasonably practicable after such reports are filed with or furnished to the Securities and Exchange Commission. Other than the documents specifically incorporated by reference into this prospectus, the information on our website is not a part of this prospectus.

We will make available free of charge, upon request, copies of this prospectus and any document incorporated by reference in this prospectus, other than exhibits to those documents that are not specifically incorporated by reference into those documents, by writing or telephoning Lear Corporation, 21557 Telegraph Road, P.O. Box 5008, Southfield, Michigan 48086-5008, Attention: Investor Relations, tel. (248) 447-1500. In addition, reports, proxy statements and other information concerning us may also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933, with respect to the exchange notes to be issued in the exchange offer. This prospectus does not contain all of the information set forth in the registrations statement and the exhibits and schedules thereto, to which reference is hereby made. Statements made in this prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the registration statement or to a document incorporated by reference herein, reference is hereby made to the exhibit for a more complete description of the matter involved and each such statement shall be deemed qualified in its entirety by such reference.

FORWARD-LOOKING STATEMENTS

This prospectus contains and incorporates by reference forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When used in this prospectus, the words “will,” “may,” “designed to,” “outlook,” “believe,” “should,” “anticipate,” “plan,” “expect,” “intend,” “estimate” and similar expressions generally identify these forward-looking statements. You are cautioned that any statements contained or incorporated in this prospectus which address operating or financial performance, events or developments that we expect or anticipate may occur in the future, including statements related to business opportunities, awarded sales contracts, sales backlog and net income per share growth or statements expressing views about future operating and financial results, are forward-looking statements. Because these forward-looking statements are subject to risks and uncertainties, actual results may differ materially from the expectations expressed in the forward-looking statements. Important factors, risks and uncertainties that may cause actual results to differ from those expressed in our forward-looking statements include, but are not limited to:

•	general economic conditions in the markets in which we operate, including changes in interest rates or currency exchange rates;

•	the financial condition of our customers and suppliers;

•	fluctuations in the production of vehicles for which we are a supplier;

•	disruptions in the relationships with our suppliers;

•	labor disputes involving us or our significant customers or suppliers or that otherwise affect us;

•	our ability to achieve cost reductions that offset or exceed customer-mandated selling price reductions;

•	the outcome of customer productivity negotiations;

•	the impact and timing of program launch costs;

•	the costs and timing of facility closures, business realignment or similar actions;

•	increases in our warranty or product liability costs;

•	risks associated with conducting business in foreign countries;

•	competitive conditions impacting our key customers and suppliers;

•	raw material cost and availability;

•	our ability to mitigate the significant impact of increases in raw material, energy and commodity costs;

•	the outcome of legal or regulatory proceedings to which we are or may become a party;

•	unanticipated changes in cash flow, including our ability to align our vendor payment terms with those of our customers;

•	the finalization of our restructuring strategy; and

•	other risks described above in “Risk factors” and the risks and information provided from time to time in our Securities and Exchange Commission filings.

Finally, our agreement to transfer substantially all of our North American interior business to IAC North America is subject to various conditions, including the receipt of required third-party consents, as well as other closing conditions customary for transactions of this type. No assurances can be given that the proposed transaction will be consummated on the terms contemplated or at all.

The forward-looking statements included or incorporated by reference in this prospectus are made as of the date of this prospectus, and we do not assume any obligation to update, amend or clarify them to reflect events, new information or circumstances occurring after the date hereof.

USE OF PROCEEDS

The exchange offer is intended to satisfy our obligations under the registration rights agreement that we entered into in connection with the private offering of the original notes. We will not receive any cash proceeds from the issuance of the exchange notes. The originals notes that are surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. As a result, the issuance of the exchange notes will not result in any increase or decrease in our indebtedness.

Concurrently with the offering of the original notes, we commenced an offer to purchase (i) any and all of our 8.125% Senior Notes due 2008 at a price of €1,045 per €1,000 principal amount plus accrued interest and (ii) a portion of our 8.11% Senior Notes due 2009 at a price of $1,055 per $1,000 principal amount plus accrued interest. We intend to use the net proceeds received from the original notes to fund the repurchase in a tender offer for up to €237 million (approximately $316 million based on exchange rates in effect on December 1, 2006) of our 2008 notes, which is the aggregate principal amount outstanding. We will also use the net proceeds received from the original notes to repurchase a portion of our 2009 notes, of which $593 million aggregate principal amount was outstanding as of December 1, 2006. On December 6, 2006, holders of approximately €170.3 million in aggregate principal amount of 2008 notes and approximately $543.2 million in aggregate principal amount of 2009 notes had tendered their notes pursuant to the offer. This represents approximately 72% and 92% of the outstanding principal amount of 2008 notes and 2009 notes, respectively. Any net proceeds remaining after the tender offer for both the 2008 notes and the 2009 notes will be used for general corporate purposes.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following selected consolidated financial information as of and for the years ended December 31, 2005, 2004, 2003 and 2002, except for certain information included in “— Other Data” indicated as unaudited, is derived from our consolidated financial statements which have been audited by Ernst & Young LLP, independent registered public accountants. The selected consolidated financial information as of and for the year ended December 31, 2001 is derived from our consolidated financial statements which have been audited by Arthur Andersen LLP. The selected historical consolidated financial information as of and for the nine-month periods ended September 30, 2006 and October 1, 2005, is derived from our unaudited financial statements which, in our opinion, include all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of our financial position and results of operations for such periods. Our historical results are not necessarily indicative of our results of operations in future periods.

We have incorporated by reference our consolidated financial statements as of December 31, 2005 and 2004, and for the years ended December 31, 2005, 2004 and 2003, into this prospectus from our Annual Report on Form 10-K for the fiscal year ended December 31, 2005. We have incorporated by reference our unaudited condensed consolidated financial statements as of September 30, 2006 and October 1, 2005, and for the nine-month periods then ended into this prospectus from our Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2006. The information set forth below is qualified in its entirety by, and should be read in conjunction with, the consolidated financial statements and the notes thereto and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” incorporated by reference herein.

We have also incorporated by reference our unaudited pro forma condensed consolidated financial statements as of and for the nine months ended September 30, 2006, and for the year ended December 31, 2005, into this prospectus from our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 8, 2006. The unaudited pro forma condensed consolidated financial statements give effect to the following transactions: (i) our sale of 8,695,653 shares of our common stock in a private placement to affiliates of and funds managed by Carl C. Icahn for a purchase price of $23 per share; (ii) the contribution of substantially all of our European interior business to IAC Europe; (iii) the transfer of substantially all of our North American interior business to IAC North America; and (iv) our private placement of $900 million of the original notes and our tender offer for the outstanding 2008 and 2009 senior notes.

							As of or for the
							Nine Months Ended
	As of or for the Year Ended December 31,						Sept. 30,		Oct. 1,
	2005(1)	2004	2003	2002		2001(2)	2006		2005
	(In millions)(3)						(Unaudited)

Operating Data:
Net sales	$17,089.2	$16,960.0	$15,746.7	$14,424.6		$13,624.7	$13,558.4		$12,691.9
Gross profit	736.0	1,402.1	1,346.4	1,260.3		1,034.8	690.1		507.1
Selling, general and administrative expenses	630.6	633.7	573.6	517.2		514.2	493.9		484.6
Goodwill impairment charges	1,012.8	—	—	—		—	2.9		670.0
Amortization of goodwill	—	—	—	—		90.2	—		—
Interest expense	183.2	165.5	186.6	210.5		254.7	157.5		138.1
Other expense, net(4)	38.0	38.6	51.8	52.1		78.3	60.1		29.0

Income (loss) before provision (benefit) for income taxes, minority interests in consolidated subsidiaries, equity in net (income) loss of affiliates and cumulative effect of a change in accounting principle	(1,128.6)	564.3	534.4	480.5		97.4	(24.3)		(814.6)
Provision (benefit) for income taxes	194.3	128.0	153.7	157.0		63.6	45.8		(62.2)
Minority interests in consolidated subsidiaries	7.2	16.7	8.8	13.3		11.5	9.6		5.2
Equity in net (income) loss of affiliates	51.4	(2.6)	(8.6)	(1.3)		(4.0)	(14.3)		21.3
Cumulative effect of a change in accounting principle, net of tax(5)	—	—	—	298.5	(5)	—	(2.9	)(6)	—

Net income (loss)	$(1,381.5)	$422.2	$380.5	$13.0		$26.3	$(62.5)		$(778.9)

										As of or for the
										Nine Months Ended
	As of or for the Year Ended December 31,									Sept. 30,		Oct. 1,
	2005(1)	2004		2003		2002		2001(2)		2006		2005
	(In millions)(3)									(Unaudited)

Balance Sheet Data:
Current assets	$3,846.4	$4,372.0		$3,375.4		$2,507.7		$2,366.8		$4,012.1		$4,162.7
Total assets	8,288.4	9,944.4		8,571.0		7,483.0		7,579.2		8,451.4		8,979.6
Current liabilities	4,106.7	4,647.9		3,582.1		3,045.2		3,182.8		4,139.6		4,297.3
Long-term debt	2,243.1	1,866.9		2,057.2		2,132.8		2,293.9		2,349.7		2,291.5
Stockholders’ equity	1,111.0	2,730.1		2,257,5		1,662.3		1,559.1		1,123.2		1,758.7
Other Data:
Cash flows from operating activities	$560.8	$675.9		$586.3		$545.1		$829.8		$106.1		$228.8
Cash flows from investing activities	$(531.3)	$(472.5)		$(346.8)		$(259.3)		$(201.1)		$(247.4)		$(399.2)
Cash flows from financing activities	$(347.0)	$166.1		$(158.6)		$(295.8)		$(645.5)		$47.2		$(236.7)
Capital expenditures	$568.4	$429.0		$375.6		$272.6		$267.0		$268.5		$414.3
Ratio of earnings to fixed charges (unaudited)(6)	—	3.7	x	3.4	x	3.0	x	1.3	x	0.9	x	—
Number of facilities (unaudited)	282	271		289		283		309		286		271
North American content per vehicle (unaudited)(7)	$586	$588		$593		$579		$572		$653		$571
North American vehicle production (unaudited)(8)	15.8	15.7		15.9		16.4		15.5		11.6		11.8
European content per vehicle (unaudited)(9)	$347	$351		$310		$247		$233		$338		$351
European vehicle production (unaudited)(10)	18.9	18.9		18.2		18.1		18.3		14.3		14.2

(1)	Results include the effect of $1,012.8 million of goodwill impairment charges, $82.3 million of fixed asset impairment charges, $104.4 million of restructuring and related manufacturing inefficiency charges (including $15.1 million of fixed asset impairment charges), $39.2 million of litigation-related charges, $46.7 million of charges related to the divestiture and/or capital restructuring of joint ventures, $300.3 million of tax charges, consisting of a U.S. deferred tax asset valuation allowance of $255.0 million and an increase in related tax reserves of $45.3 million, and a tax benefit related to a tax law change in Poland of $17.8 million.

(2)	Results include the effect of $149.2 million of restructuring and other charges, $90.2 million of goodwill amortization, $13.0 million of premium and write-off of deferred financing fees related to the prepayment of debt and a $15.0 million net loss on the sale of certain businesses and other non-recurring transactions.

(3)	Except per share data, ratio of earnings to fixed charges and content per vehicle information.

(4)	Includes state and local non-income taxes, foreign exchange gains and losses, discounts and expenses associated with asset-backed securitization and factoring facilities, gains and losses on the sales of assets and other miscellaneous income and expense.

(5)	For the nine months ended September 30, 2006, the cumulative effect of a change in accounting principle is the result of the adoption of SFAS No. 123(R), “Share Based Payment.” For the year ended December 31, 2002, the cumulative effect of a change in accounting principle is the result of goodwill impairment charges recorded in conjunction with the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.”

(6)	“Fixed charges” consist of interest on debt, amortization of deferred financing fees and that portion of rental expenses representative of interest. “Earnings” consist of income (loss) before provision (benefit) for income taxes, minority interests in consolidated subsidiaries, equity in the undistributed net (income) loss of affiliates, fixed charges and cumulative effect of a change in accounting principle. Earnings in the first nine months and full year of 2005 were insufficient to cover fixed charges by $811.7 million and $1,123.3 million, respectively. Accordingly, such ratios are not presented.

(7)	“North American content per vehicle” is our net sales in North America divided by estimated total North American vehicle production. Content per vehicle data excludes business conducted through non-consolidated joint ventures.

(8)	“North American vehicle production” includes car and light truck production in the United States, Canada and Mexico as provided by Ward’s Automotive.

(9)	“European content per vehicle” is our net sales in Europe divided by estimated total European vehicle production. Content per vehicle data excludes business conducted through non-consolidated joint ventures.

(10)	“European vehicle production” includes car and light truck production in Austria, Belgium, Bosnia, Czech Republic, Finland, France, Germany, Hungary, Italy, Kazakhstan, Netherlands, Poland, Portugal, Romania, Slovakia, Slovenia, Spain, Serbia, Sweden, Turkey, Ukraine and United Kingdom as provided by J.D. Power and Associates.

THE EXCHANGE OFFER

Introduction

We are offering to exchange our 8 1/2% Series B Senior Notes due 2013 and our 8 3/4% Series B Senior Notes due 2016, both of which have been registered under the Securities Act, for a like principal amount of our original unregistered 8 1/2% Senior Notes due 2013 and 8 3/4% Senior Notes due 2016, respectively. The exchange offer is subject to terms and conditions set forth in this prospectus and the accompanying letter of transmittal. Holders may tender some or all of their original notes pursuant to the exchange offer. However, original notes tendered in the exchange offer must be in denominations of $1,000 or any integral multiple of $1,000.

As of the date of this prospectus, $300,000,000 aggregate principal amount of the original unregistered 8 1/2% Senior Notes due 2013 and $600,000,000 aggregate principal amount of the original unregistered 8 3/4% Senior Notes due 2016 are outstanding. This prospectus, together with the letter of transmittal, is first being sent to holders of original notes on or about December 20, 2006.

Terms of the Exchange Offer

On the terms and subject to the conditions set forth in this prospectus and in the accompanying letter of transmittal, we will accept for exchange pursuant to the exchange offer original notes that are validly tendered and not withdrawn prior to the expiration date. As used in this prospectus, the term “expiration date” means 5:00 p.m., New York City time, on January 19, 2007. However, if we elect, in our sole discretion, to extend the period of time for which the exchange offer is open, the term “expiration date” will mean the latest time and date to which we shall have extended the expiration of the exchange offer.

The exchange offer is subject to the conditions set forth in “— Conditions to the exchange offer.” We reserve the right, but will not be obligated, to waive any or all of the conditions to the exchange offer.

We reserve the right, at any time or from time to time, to extend the period of time during which the exchange offer is open by giving written notice of such extension to the exchange agent and by making a public announcement of such extension. There can be no assurance that we will exercise our right to extend the exchange offer. During any extension period, all original notes previously tendered will remain subject to the exchange offer and may be accepted for exchange. Assuming the prior satisfaction or waiver of the conditions to the exchange offer, we will accept for exchange, and exchange, promptly after the expiration date, in accordance with the terms of the exchange offer, all original notes validly tendered pursuant to the exchange offer and not withdrawn prior to the expiration date. Any original notes not accepted by us for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

We reserve the right, at any time or from time to time, to:

(1) terminate the exchange offer, and not to accept for exchange any original notes not previously accepted for exchange, upon the occurrence of any of the events set forth in “— Conditions to the exchange offer,” by giving written notice of such termination to the exchange agent, and

(2) waive any conditions or otherwise amend the exchange offer in any respect, by giving written notice to the exchange agent.

An extension, termination, or amendment of the exchange offer will be followed as promptly as practicable by public announcement, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date. Without limiting the manner in which we may choose to make any public announcement, we will have no obligation to make or communicate any such announcement otherwise than by issuing a release to a newspaper of general circulation in the City of New York or as otherwise may be required by law.

Holders of original notes do not have any appraisal or dissenters’ rights under the General Corporation Law of the State of Delaware or the indenture in connection with the exchange offer. We intend to conduct the exchange offer in accordance with the applicable requirements of the Securities Act, the Exchange Act, and the rules and regulations of the Securities and Exchange Commission promulgated under those Acts.

Procedures for Tendering

Except as set forth below, any holder of original notes that wishes to tender original notes must cause the following to be transmitted to and received by Bank of New York, the exchange agent, at the address set forth below under “— Exchange agent” no later than 5:00 p.m., New York City time, on the expiration date:

•	The certificates representing the tendered original notes or, in the case of a book-entry tender as described below, a confirmation of the book-entry transfer of the tendered original notes into the exchange agent’s account at The Depository Trust Company, as book-entry transfer facility;

•	A properly completed and duly executed letter of transmittal in the form accompanying this prospectus or, at the option of the tendering holder in the case of a book-entry tender, an agent’s message in lieu of such letter of transmittal; and

•	Any other documents required by the letter of transmittal.

The Depository Trust Company is referred to as “DTC” or the “book-entry transfer facility.”

The method of delivery of original notes, letters of transmittal, and all other required documents is at your election and risk. If the delivery is by mail, we recommend that you use registered mail, properly insured, with return receipt requested. In all cases, you should allow sufficient time to assure timely delivery. You should not send letters of transmittal or certificates representing original notes to us.

Any beneficial owner of original notes that are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee who wishes to participate in the exchange offer should promptly contact the person through which it beneficially owns such original notes and instruct that person to tender original notes on behalf of such beneficial owner.

Any registered holder of original notes that is a participant in DTC’s Book-Entry Transfer Facility system may tender original notes by book-entry delivery by causing DTC to transfer the original notes into the exchange agent’s account at DTC in accordance with such book-entry transfer facility’s procedures for such transfer. However, a properly completed and duly executed letter of transmittal in the form accompanying this prospectus or an agent’s message, and any other required documents, must nonetheless be transmitted to and received by the exchange agent at the address set forth below under “— Exchange agent” prior to the expiration date. Delivery of Documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The term “agent’s message” means a message transmitted by a book-entry transfer facility, and received by the exchange agent and forming a part of a confirmation of the book-entry tender of their original notes into the exchange agent’s account at the book-entry transfer facility which states that the book-entry transfer facility has received an express acknowledgment from each participant tendering through such book-entry transfer facility’s Automated Tender Offer Program, or ATOP, that the participant has received and agrees to be bound by, and makes the representations and warranties contained in, the letter of transmittal and that we may enforce the letter of transmittal against the participant.

Signatures on a letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed unless the original notes surrendered for exchange are tendered:

•	by a registered holder of the original notes who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	For the account of an eligible institution.

In the event that signatures on a letter of transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, the guarantees must be made by a firm that is an eligible institution — including most banks, savings and loan associations, and brokerage houses — that is a participant in the Securities

Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program, or the Stock Exchanges Medallion Program.

If the letter of transmittal is signed by a person or persons other than the registered holder or holders of the original notes, the letter of transmittal must be accompanied by a written instrument or instruments of transfer or exchange in a form satisfactory to us, in our sole discretion, and duly executed by the registered holder or holders with the signature guaranteed by an eligible institution. Certificates representing the original notes must be endorsed or accompanied by appropriate powers of attorney, in either case signed exactly as the name or names of the registered holder or holders appear on the certificates representing the original notes.

If the letter of transmittal or any certificates representing original notes, instruments of transfer or exchange, or powers of attorney are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, the persons should so indicate when signing, and, unless waived by us, proper evidence satisfactory to us of their authority to so act must be submitted.

By tendering original notes pursuant to the exchange offer, each holder will represent to us that, among other things:

•	The holder has full power and authority to tender, sell, assign, transfer, and exchange the original notes tendered;

•	when such original notes are accepted by us for exchange, we will acquire good and unencumbered title to the original notes, free and clear of all liens, restrictions, charges, encumbrances, and adverse claims;

•	the exchange notes acquired pursuant to the exchange offer are being acquired in the ordinary course of business of the person receiving the exchange notes, whether or not the person is the holder of the original notes;

•	neither the holder nor any such other person is engaging in or intends to engage in a distribution of the exchange notes;

•	neither the holder nor any such other person has an arrangement or understanding with any person to participate in a distribution of the exchange notes; and

•	neither the holder nor any such other person is an affiliate of ours, or if either is an affiliate, it will comply with the registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for original notes must represent that such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of distribution.”

We will interpret the terms and conditions of the exchange offer, including the letter of transmittal and the instructions to the letter of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of original notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular original notes not properly tendered or to not accept any particular original notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities or conditions of the exchange offer as to any particular original notes either before or after the expiration date, including the right to waive the ineligibility of any holder who seeks to tender original notes in the exchange offer.

Unless waived, any defects or irregularities in connection with tenders of original notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of original notes for exchange, nor will any of us incur any liability for any failure to give notification. Any original notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the letter of transmittal, promptly after the expiration date.

Acceptance of Original Notes for Exchange; Delivery of Exchange Notes

Upon satisfaction or waiver of all of the conditions to the exchange offer, we will accept, promptly after the expiration date, all original notes that have been validly tendered and not withdrawn, and will issue the applicable exchange notes in exchange for such original notes promptly after its acceptance of such original notes. See “— Conditions to the exchange offer” below.

For purposes of the exchange offer, we will be deemed to have accepted validly tendered original notes for exchange when, as, and if we have given written notice of such acceptance to the exchange agent.

For each original note accepted for exchange, the holder of the original note will receive an exchange note having a principal amount equal to that of the surrendered original note. The exchange notes will accrue interest from the date of completion of the exchange offer. Holders of original notes that are accepted for exchange will receive accrued and unpaid interest on such original notes to, but not including, the date of completion of the exchange offer. Such interest will be paid on the first interest payment date for the exchange notes and will be paid to the holders on the relevant record date of the exchange notes issued in respect of the original notes being exchanged. Interest on the original notes being exchanged in the exchange offer will cease to accrue on the date of completion of the exchange offer.

In all cases, issuance of exchange notes for original notes that are accepted for exchange pursuant to the exchange offer will be made only after timely receipt by the exchange agent of:

•	the certificates representing the original notes, or a timely confirmation of book-entry transfer of the original notes into the exchange agent’s account at the book-entry transfer facility;

•	a properly completed and duly executed letter of transmittal, or, in the case of a book-entry tender, an agent’s message; and

•	all other required documents.

If any tendered original notes are not accepted for any reason or if original notes are submitted for a greater principal amount than the holder desires to exchange, such unaccepted or non-exchanged original notes will be returned without expense to the tendering holder of the original notes or, if the original notes were tendered by book-entry transfer, the non-exchanged original notes will be credited to an account maintained with the book-entry transfer facility. In either case, the return of such original notes will be effected promptly after the expiration or termination of the exchange offer.

Book-Entry Transfer

The exchange agent has advised us that it will establish an account with respect to the original notes at DTC, as book-entry transfer facility, for purposes of the exchange offer within two business days after the date of this prospectus. Any financial institution that is a participant in the book-entry transfer facility’s system must make book-entry delivery of original notes by causing the book-entry transfer facility to transfer the original notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for transfer. However, although delivery of original notes may be effected through book-entry transfer at the facility, a properly completed and duly executed letter of transmittal or an agent’s message, and any other required documents, must nonetheless be transmitted to, and received by, the exchange agent at the address set forth below under “— Exchange agent” prior to the expiration date, unless the holder has strictly complied with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If a registered holder of original notes desires to tender its original notes, and the original notes are not immediately available, or time will not permit the holder’s original notes or other required documents to reach the exchange agent before the expiration date, or the procedure for book-entry transfer described above cannot be completed on a timely basis, a tender may nonetheless be effected if:

•	the tender is made through an eligible institution;

•	prior to the expiration date, the exchange agent receives from an eligible institution a properly completed and duly executed letter of transmittal, or, in the case of a book-entry tender, an agent’s message, and notice of guaranteed delivery, substantially in the form provided by us, by facsimile transmission, mail, or hand delivery, (a) setting forth the name and address of the holder of original notes and the amount of original notes tendered, (b) stating that the tender is being made thereby, and (c) guaranteeing that, within three NYSE trading days after the expiration date, the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•	the certificates for all physically tendered original notes, in proper form for transfer, or a book-entry confirmation, as the case may be, and all other documents required by the letter of transmittal, are received by the exchange agent within three NYSE trading days after the expiration date.

Withdrawal Rights

You may withdraw tenders of original notes at any time prior to 5:00 p.m., New York City time, on the expiration date. Withdrawals may be made of any portion of such original notes in integral multiples of $1,000 principal amount.

For a withdrawal to be effective, a written notice of withdrawal must be received by the exchange agent at the address or, in the case of eligible institutions, at the facsimile number, set forth below under “— Exchange agent” prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who tendered the original notes to be withdrawn;

•	identify the original notes to be withdrawn, including the certificate number or numbers and principal amount of the original notes;

•	contain a statement that the holder is withdrawing its election to have the original notes exchanged;

•	be signed by the holder in the same manner as the original signature on the letter of transmittal by which the original notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer to have the registrar with respect to the original notes (i.e., the trustee) register the transfer of such original notes in the name of the person withdrawing the tender; and

•	specify the name in which such original notes are registered, if different from that of the person who tendered the original notes.

If original notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn original notes and otherwise comply with the procedures of the facility. All questions as to the validity, form, and eligibility, including time of receipt, of notices of withdrawal will be determined by us, and our determination will be final and binding on all parties. Any original notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Properly withdrawn original notes may be retendered by following the procedures described under “— Procedures for tendering” above at any time prior to 5:00 p.m., New York City time, on the expiration date.

Conditions to the Exchange Offer

We need not exchange any original notes, may terminate the exchange offer or may waive any conditions to the exchange offer or amend the exchange offer, if any of the following conditions have occurred:

•	The Securities and Exchange Commission’s staff no longer allows the exchange notes to be offered for resale, resold and otherwise transferred by certain holders without compliance with the registration and prospectus delivery provisions of the Securities Act;

•	a government body passes any law, statute, rule or regulation which, in our opinion, prohibits or prevents the exchange offer; or

•	The Securities and Exchange Commission or any state securities authority issues a stop order suspending the effectiveness of the registration statement or initiates or threatens to initiate a proceeding to suspend the effectiveness of the registration statement.

If we reasonably believe that any of the above conditions has occurred, we may (1) terminate the exchange offer, whether or not any original notes have been accepted for exchange, (2) waive any condition to the exchange offer or (3) amend the terms of the exchange offer in any respect. Our failure at any time to exercise any of these rights will not waive such rights, and each right will be deemed an ongoing right which may be asserted at any time or from time to time. However, we do not intend to terminate the exchange offer if none of the preceding conditions has occurred.

Exchange Agent

Bank of New York has been appointed as the exchange agent for the exchange offer. All executed letters of transmittal should be directed to the exchange agent at the address set forth below. Questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal, and requests for notices of guaranteed delivery should be directed to the exchange agent addressed as follows:

DELIVERY TO: BANK OF NEW YORK, EXCHANGE AGENT

By Hand or Overnight Delivery:	Facsimile Transmissions:	By Registered or Certified Mail:

Bank of New York Corporate Trust Company Reorganization Unit 101 Barclay Street — 7 East New York, NY 10286	(Eligible Institutions Only) (212) 298-1915	Bank of New York Corporate Trust Company Reorganization Unit 101 Barclay Street — 7 East New York, NY 10286
Attention: Mr. David A. Mauer	To Confirm by Telephone or for Information Call: (212) 815-3687	Attention: Mr. David A. Mauer

If you deliver the letter of transmittal to an address other than as set forth above or transmit instructions via facsimile other than as set forth above, such delivery or instructions will not be effective.

Fees and Expenses

We will not make any payment to brokers, dealers, or others for soliciting acceptances of the exchange offer. We will pay the estimated cash expenses to be incurred in connection with the exchange offer. We estimate these expenses, excluding the registration fee paid to the Securities and Exchange Commission, will be approximately $500,000.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. We will amortize the expense of the exchange offer over the term of the exchange notes under generally accepted accounting principles.

Transfer Taxes

Holders who tender their original notes for exchange will not be obligated to pay any related transfer taxes, except that holders who instruct us to register exchange notes in the name of, or request that original notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be responsible for the payment of any applicable transfer taxes on such transfer.

Restrictions on Transfer of Original Notes

The original notes were originally issued in a transaction exempt from registration under the Securities Act, and may be offered, sold, pledged, or otherwise transferred only:

(1) to us or any of our subsidiaries;

(2) pursuant to a registration statement which has been declared effective under the Securities Act;

(3) for so long as the original notes are eligible for resale pursuant to Rule 144A, to a person it reasonably believes is a qualified institutional buyer that purchases for its own account or for the account of a qualified institutional buyer to whom notice is given that the transfer is being made in reliance on Rule 144A;

(4) pursuant to offers and sales to non-U.S. persons that occur outside the U.S. within the meaning of Regulation S under the Securities Act;

(5) to an accredited investor within the meaning of Rule 501(a)(1), (2), (3) or (7) under the Securities Act that is an institutional investor, “Institutional Accredited Investor,” purchasing for its own account or for the account of such an Institutional Accredited Investor, in each case in a minimum principal amount of the original notes of $250,000, for investment purposes only and not with a view to or for offer or sale in connection with any distribution of the notes in violation of the Securities Act; or

(6) pursuant to any other available exemption from the registration requirements of the Securities Act.

The offer, sale, pledge, or other transfer of original notes must also be made in accordance with any applicable securities laws of any state of the United States, and the seller must notify any purchaser of the original notes of the restrictions on transfer described above. Holders of original notes who do not exchange their original notes for exchange notes pursuant to the exchange offer will continue to be subject to the restrictions on transfer of such original notes. We do not currently anticipate that we will register original notes under the Securities Act. See “Risk factors — Risks related to the exchange notes — You cannot be sure that an active trading market will develop for the exchange notes, which could make it more difficult for holders of the exchange notes to sell their exchange notes and/or result in a lower price at which holders would be able to sell their exchange notes.”

Transferability of Exchange Notes

Based on interpretations by the staff of the Securities and Exchange Commission, as set forth in no-action letters issued to third parties, we believe that exchange notes issued pursuant to the exchange offer may be offered for resale, resold, or otherwise transferred by holders that are not affiliates of ours within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act if such exchange notes are acquired in the ordinary course of such holders’ business and such holders do not engage in, and have no arrangement or understanding with any person to participate in, a distribution of such exchange notes. However, the Securities and Exchange Commission has not considered this exchange offer in the context of a no-action letter. We cannot assure you that the staff of the Securities and Exchange Commission would make a similar determination with respect to the exchange offer. If any holder of original notes is an affiliate of ours or is engaged in or intends to engage in, or has any arrangement or understanding with any person to participate in a distribution of the exchange notes to be acquired pursuant to the exchange offer, such holder:

•	cannot rely on the interpretations of the staff of the Securities and Exchange Commission set forth in the no-action letters referred to above; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any sale or transfer of the original notes or the exchange notes.

Each broker-dealer that is to receive exchange notes for its own account in exchange for original notes must represent that such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. In addition, to comply with the securities laws of certain jurisdictions, if applicable, the exchange notes may not be offered or sold unless they have been registered or qualified for sale in such jurisdiction or an exemption from registration or qualification, with which there has been compliance, is available. See “Plan of distribution.”

DESCRIPTION OF EXCHANGE NOTES

The form and terms of the exchange notes and the original notes are identical in all respects except that the registration rights and related liquidated damages provisions, and the transfer restrictions applicable to the original notes do not apply to the exchange notes. Except where the context otherwise requires, references below to “notes” or “securities” are references to both original notes and exchange notes, as the case may be.

The exchange notes will be issued under an indenture dated as of November 24, 2006, among us, the guarantors and The Bank of New York Trust Company, N.A., as trustee. The following discussion includes a summary of certain material provisions of the indenture and the exchange notes. Because this discussion is a summary, it does not include all of the provisions of the indenture, including the definitions therein of certain terms and those terms made part of the indenture by the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”) and the exchange notes. You should read the indenture and the exchange notes carefully and in their entirety. Copies of the indenture and the form of the exchange notes have been filed with the registration statement of which this prospectus is a part and are available upon request from us.

You can find the definitions of certain terms used in this description under the subheading “Certain definitions.” In this section entitled “Description of the exchange notes,” references to “Lear,” “we,” “us” and “our” refer only to Lear Corporation and not any of its subsidiaries or affiliates.

General

The exchange notes will consist of $300,000,000 principal amount of 8 1/2% Series B Senior Notes due 2013, and $600,000,000 principal amount of 8 3/4% Series B Senior Notes due 2016.

The notes will mature on December 1, 2013 in the case of the 2013 exchange notes and December 1, 2016 in the case of the 2016 exchange notes. The notes will bear interest from the date of issuance at 8 1/2% per annum in the case of the 2013 exchange notes and 8 3/4% per annum in the case of the 2016 exchange notes, payable semiannually on June 1 and December 1 of each year, commencing on June 1, 2007. Interest will be payable to the person in whose name a note (or any predecessor note) is registered, subject to certain exceptions set forth in the indenture, at the close of business on May 15 or November 15, as the case may be, immediately preceding such June 1 or December 1. Interest on the notes will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each.

Principal of and premium, if any, and interest on the notes will be payable, and the notes will be exchangeable and transfers thereof will be registrable, at an office or agency maintained for such purpose in New York, New York (which initially will be the corporate trust office of the trustee) or such other office or agency permitted under the indenture. So long as the notes are represented by global notes, the interest payable on such notes will be paid to Cede & Co., the nominee of DTC, or its registered assigns as the registered owner of such global notes, by wire transfer of immediately available funds on each applicable interest payment date. If any of the notes are no longer represented by global notes, payment of interest thereon may, at our option, be made by check mailed to the address of the person entitled thereto.

The original notes and the exchange notes constitute a single class of securities and will vote and consent together on all matters as one series, and neither the original notes nor the exchange notes will have the right to vote or consent as a class or series separate from one another on any matter.

The notes will be issued only in registered form without coupons, in denominations of $1,000 or integral multiples thereof. To the extent described under “— Book-entry; delivery and form” below, the principal of and interest on the notes will be payable and transfer of the notes will be registrable through DTC. No service charge will be made for any registration of transfer or of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge imposed in connection therewith.

The indenture does not contain any provisions that would limit the ability of us or the guarantors to incur indebtedness or that would require the maintenance of financial ratios or specified levels of net worth or liquidity. However, the indenture does:

•	provide that, subject to certain significant exceptions, neither we nor any Restricted Subsidiary will subject our property or assets to any mortgage or other encumbrance unless the notes are secured equally and ratably with such other indebtedness thereby secured; and

•	contain certain limitations on the ability of us and our Restricted Subsidiaries to enter into certain sale and lease-back transactions. See “— Certain covenants.”

Repurchase at the Option of Holders Upon a Change of Control

Upon the occurrence of a Change of Control, each holder of notes shall have the right to require us to repurchase all or any part of such holder’s notes pursuant to the offer described below (the “Change of Control Offer”) at a purchase price (the “Change of Control Purchase Price”) equal to 101% of the principal amount thereof, plus accrued and unpaid interest, to the repurchase date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Within 30 days following any Change of Control, we shall:

(a) cause a notice of the Change of Control Offer to be sent at least once to the Dow Jones News Service or similar business news service in the United States; and

(b) send, by first-class mail, with a copy to the Trustee, to each holder of notes, at such holder’s address appearing in the Security Register, a notice stating:

(1) that a Change of Control has occurred and a Change of Control Offer is being made pursuant to the covenant entitled “Repurchase at the Option of Holders Upon a Change of Control” and that all notes timely tendered will be accepted for payment;

(2) the Change of Control Purchase Price and the repurchase date, which shall be, subject to any contrary requirements of applicable law, a business day no earlier than 30 days nor later than 60 days from the date such notice is mailed;

(3) the circumstances and relevant facts regarding the Change of Control (including information with respect to pro forma historical income, cash flow and capitalization after giving effect to the Change of Control); and

(4) the procedures that holders of notes must follow in order to tender their notes (or portions thereof) for payment, and the procedures that holders of notes must follow in order to withdraw an election to tender notes (or portions thereof) for payment.

We will not be required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control Offer made by us and purchases all notes validly tendered and not withdrawn under such Change of Control Offer.

We will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of this covenant, we will comply with the applicable securities laws and regulations and will not be deemed to have breached our obligations under this covenant by virtue of such compliance.

Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to certain covenants described below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of debt outstanding at such time or otherwise affect our capital structure or credit ratings.

The definition of Change of Control includes a phrase relating to the sale, transfer, assignment, lease, conveyance or other disposition of “all or substantially all” the property of Lear and the Restricted Subsidiaries, considered as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, if Lear and the Restricted Subsidiaries, considered as a whole, dispose of less than all this property by any of the means described above, the ability of a holder of notes to require us to repurchase its notes may be uncertain. In such a case, holders of the notes may not be able to resolve this uncertainty without resorting to legal action.

The Senior Credit Facilities provide that the occurrence of certain events similar to those that would constitute a Change of Control would constitute a default under such debt. Future debt of ours may contain prohibitions of certain events which would constitute a Change of Control or require such debt to be repurchased upon a Change of Control. Moreover, the exercise by holders of notes of their right to require us to repurchase such notes could cause a default under our existing or future debt, even if the Change of Control itself does not, due to the financial effect of such repurchase on us. Finally, our ability to pay cash to holders of notes upon a repurchase may be limited by our then existing financial resources. We cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to repurchase notes in connection with a Change of Control would result in a default under the indenture. Such a default would, in turn, constitute a default under our existing debt and may constitute a default under future debt as well. Our obligation to make an offer to repurchase the notes as a result of a Change of Control may be waived or modified at any time prior to the occurrence of such Change of Control with the written consent of the holders of at least a majority in aggregate principal amount of the notes.

Ranking

The notes will be:

•	our senior unsecured obligations;

•	effectively subordinated to all of our existing and future secured debt to the extent of the value of the assets securing that debt;

•	equal in right of payment (“pari passu”) with all of our existing and future senior debt;

•	senior in right of payment to all of our future subordinated debt; and

•	guaranteed on a senior, unsecured basis by the certain of our subsidiaries.

As of September 30, 2006, we and the subsidiary guarantors had $2.3 billion of senior debt (excluding unused commitments made by lenders), $1.0 billion of which was secured, and no senior subordinated or subordinated debt.

A substantial portion of our operations are conducted through our subsidiaries. Therefore, our ability to service our debt, including the notes, is partially dependent upon the cash flows of our subsidiaries and, to the extent they are not subsidiary guarantors, their ability to distribute those cash flows as dividends, loans or other payments to us. Certain laws restrict the ability of corporations to pay dividends or make loans and advances. If these restrictions are applied to subsidiaries that are not subsidiary guarantors, then we would not be able to use the cash flows of those subsidiaries to make payments on the notes. Furthermore, under certain circumstances, bankruptcy “fraudulent conveyance” laws or other similar laws could invalidate the subsidiary guarantees. If this were to occur, we would also be unable to use the cash flows of these subsidiary guarantors to the extent they face restrictions on distributing funds to us. Any of the situations described above could make it more difficult for us to service our debt.

We only have a stockholder’s claim in the assets of our subsidiaries. This stockholder’s claim is junior to the claims that creditors of our subsidiaries have against those subsidiaries. Holders of the notes will only be creditors of Lear and those subsidiaries of ours that are subsidiary guarantors. In the case of subsidiaries of ours that are not subsidiary guarantors, all the existing and future liabilities of those subsidiaries, including any claims of trade creditors and preferred stockholders, will be effectively senior to the notes.

As of September 30, 2006, the subsidiary guarantors had no outstanding indebtedness (excluding indebtedness represented by guarantees of our Senior Credit Facilities, our Existing Senior Notes and intercompany debt) and our subsidiaries other than the guarantors had outstanding approximately $75.7 million of indebtedness.

Indebtedness under our Senior Credit Facilities is secured by pledges of all or a portion of the stock of certain of our subsidiaries and pledges of certain of our assets and the assets of our domestic subsidiaries, including certain of the subsidiary guarantors. Additionally, the aggregate amount of assets pledged to secure Indebtedness under our Senior Credit Facilities may be increased following the repayment in full of the 2008 Notes and the 2009 Notes. The notes will not have the benefit of such pledges and the indenture does not contain any restriction upon indebtedness, that we and our subsidiaries may incur in the future. As of September 30, 2006, the amount of secured indebtedness outstanding (excluding indebtedness under the Senior Credit Facilities) was not significant. Our secured creditors will have a claim on the assets which secure our obligations prior to any claims of holders of the notes against such assets.

Guarantees

Certain of our subsidiaries will irrevocably and unconditionally guarantee, on a joint and several basis, the punctual payment when due, whether at stated maturity, by acceleration or otherwise, all of our obligations under the indenture and the notes, including our obligations to pay principal, premium, if any, and interest with respect to the notes. Each of the guarantees shall be a guarantee of payment and not of collection. The obligations of each guarantor under its guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such guarantor and after giving effect to any collections from or payment made by or on behalf of any other guarantor in respect of the obligations of such other guarantor under its guarantee, can be guaranteed by such guarantor without resulting in the obligations of such guarantor under its guarantee constituting a fraudulent conveyance or fraudulent transfer under applicable federal or state law. Notwithstanding the foregoing, there is a risk that the guarantees will involve a fraudulent conveyance or transfer or otherwise be void, and thus will be unenforceable.

All of the guarantors of our Senior Credit Facilities and the Existing Senior Notes will be guarantors of the notes. The guarantors on the date of the indenture are Lear Operations Corporation, Lear Seating Holdings Corp. #50, Lear Corporation EEDS and Interiors, Lear Automotive Dearborn, Inc., Lear Corporation (Germany) Ltd., Lear Automotive (EEDS) Spain S.L. and Lear Corporation Mexico, S. de R.L. de C. V. The indenture provides that each subsidiary of Lear that becomes a guarantor under our Senior Credit Facilities or the Existing Senior Notes after the date of the indenture will become a guarantor of the notes. For additional information on the guarantors, refer to Note 15, “Supplemental Guarantor Condensed Consolidating Financial Statements” of our consolidated financial statements for the year ended December 31, 2005 and Note 20 of our unaudited consolidated financial statements for the nine months ended September 30, 2006, each of which is incorporated by reference in this prospectus.

In the event that a subsidiary that is a guarantor ceases to be a guarantor under our Senior Credit Facilities or the Existing Senior Notes, such subsidiary will also cease to be a guarantor, whether or not a default or event of default is then outstanding, subject to reinstatement as a guarantor in the event that such subsidiary should thereafter become a guarantor under our Senior Credit Facilities or the Existing Senior Notes. Under certain circumstances, we currently have the right to release the guarantees of the Senior Credit Facilities. In particular, a subsidiary may cease to be a guarantor upon sale or other disposal of such subsidiary or otherwise. We are not restricted from selling or otherwise disposing of any of the guarantors or any or all of the assets of any of the guarantors.

The indenture provides that if the notes are defeased in accordance with the terms of the indenture, including pursuant to a covenant defeasance, then the guarantors shall be released and discharged of their obligations under the guarantees.

Optional Redemption

Except as set forth below, the 2013 exchange notes will not be redeemable at our option prior to December 1, 2010 and the 2016 exchange notes will not be redeemable at our option prior to December 1, 2011. Starting on those dates, we may redeem all or any portion of such series of notes, at once or over time, after giving the required notice under the indenture. The notes may be redeemed at the redemption prices set forth below, plus accrued and unpaid interest, to but excluding the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The following prices are for 2013 exchange notes redeemed during the 12-month period commencing on December 1 of the years set forth below, and are expressed as percentages of principal amount:

Redemption
Year	Price

2010	104.250%
2011	102.125%
2012 and thereafter	100.000%

The following prices are for 2016 exchange notes redeemed during the 12-month period commencing on December 1 of the years set forth below, and are expressed as percentages of principal amount:

Redemption
Year	Price

2011	104.375%
2012	102.917%
2013	101.458%
2014 and thereafter	100.000%

In addition, prior to December 1, 2010, in the case of the 2013 exchange notes, and prior to December 1, 2011, in the case of the 2016 exchange notes, we may redeem the 2013 exchange notes and the 2016 exchange notes in whole or in part, at our option, at a redemption price equal to the greater of (i) 100% of the principal amount of such notes or (ii) the sum of the present values of (a) the redemption price of the 2013 exchange notes at December 1, 2010 or the redemption price of the 2016 exchange notes at December 1, 2011, as applicable (such redemption prices being set forth in the applicable table above) plus (b) all required interest payments due on the 2013 exchange notes through December 1, 2010 or all required interest payments due on the 2016 exchange notes through December 1, 2011, as applicable (excluding accrued but unpaid interest) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of 12 months of 30 days each) at the Treasury Rate plus 50 basis points, in each case, together with any interest accrued but not paid to the date of redemption.

“Treasury Rate” means, with respect to any redemption date for the notes (1) the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the maturity date for the notes, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month) or (2) if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date. The Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

“Comparable Treasury Price” means with respect to any redemption date for the notes (1) the average of three Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (2) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

“Reference Treasury Dealer” means Citigroup Global Markets Inc. and two other primary U.S. Government securities dealers in New York City (each, a “Primary Treasury Dealer”) appointed by the Trustee after consultation with us; provided, however; that if any of the foregoing shall cease to be a Primary Treasury Dealer, we shall substitute therefor another Primary Treasury Dealer.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third Business Day preceding such redemption date.

Notice of redemption will be mailed at least 30 days but no more than 60 days before the redemption date to each holder of notes to be redeemed.

Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

Certain Covenants

Limitation on Liens

The indenture provides that we will not, nor will we permit any of our Restricted Subsidiaries to, create, incur, assume or permit to exist any Lien on any of their respective properties or assets, whether now owned or hereafter acquired, or upon any income or profits therefrom, without effectively providing that the notes shall be equally and ratably secured until such time as such Indebtedness is no longer secured by such Lien, except:

(1) Permitted Liens;

(2) Liens securing obligations under our Senior Credit Facilities in an amount not to exceed $3.0 billion at any one time outstanding less the amount of Liens outstanding under clause (3) hereof;

(3) Liens securing obligations under the 2014 Notes;

(4) Liens on receivables subject to a Receivable Financing Transaction;

(5) Liens arising in connection with industrial development bonds or other industrial development, pollution control or other tax-favored or government-sponsored financing transactions, provided that such Liens do not at any time encumber any property other than the property financed by such transaction and other property, assets or revenues related to the property so financed on which Liens are customarily granted in connection with such transactions (in each case, together with improvements and attachments thereto);

(6) Liens granted after the Closing Date on any assets or properties of Lear or any of its Restricted Subsidiaries to secure obligations under the notes;

(7) Extensions, renewals and replacements of any Lien described in subsections (1) through (6) above; and

(8) Other Liens in respect of Indebtedness of Lear and its Restricted Subsidiaries in an aggregate principal amount at any time not exceeding 10% of Consolidated Assets at such time.

Limitation on Sale and Lease-Back Transactions

The indenture provides that we will not, nor will we permit any of our Restricted Subsidiaries to, enter into any sale and lease-back transaction for the sale and leasing back of any property or asset, whether now owned or hereafter acquired, of Lear or any of its Restricted Subsidiaries (except such transactions (1) entered into prior to the Closing Date, (2) for the sale and leasing back of any property or asset, by Lear or a Restricted Subsidiary of Lear to Lear or any other Restricted Subsidiary of Lear, (3) involving leases for less than three years or (4) in which the lease for the property or asset is entered into within 120 days after the later of the date of acquisition, completion of construction or commencement of full operations of such property or asset) unless:

(a) Lear or such Restricted Subsidiary would be entitled under the covenant entitled “Limitation on Liens” above to create, incur, assume or permit to exist a Lien on the assets to be leased in an amount at least equal to the Attributable Value in respect of such transaction without equally and ratably securing the notes; or

(b) the proceeds of the sale of the assets to be leased are at least equal to their fair market value and the proceeds are applied to the purchase, acquisition, construction or refurbishment or assets or to the repayment of Indebtedness of Lear or any of its Restricted Subsidiaries which on the date of original issuance had a maturity of more than one year.

Certain Definitions

The following terms shall have the meanings set forth below.

“2008 Notes” means the 8.125% Euro-denominated Senior Notes due 2008 issued pursuant to the 2008 Note Indenture.

“2008 Note Indenture” means the Indenture, dated as March 20, 2001, by and among Lear, the guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, as may be amended, modified or supplemented from time to time.

“2009 Notes” means the 8.11% Senior Notes due 2009 issued pursuant to the 2009 Note Indenture.

“2009 Note Indenture” means the Indenture, dated as of May 15, 1999, by and among Lear, the guarantors named therein and The Bank of New York Company, N.A., as trustee, as may be amended, modified or supplemented from time to time.

“2014 Notes” means the 5.75% Senior Notes due 2014 issued pursuant to the 2014 Note Indenture.

“2014 Note Indenture” means the Indenture, dated as of August 2, 2004, by and among Lear, the guarantors named therein and The Bank of New York Trust Company, N.A., as trustee, as may be amended, modified or supplemented from time to time.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Restricted Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of Lear or assumed in connection with the acquisition of assets from such Person and not incurred by such Person in contemplation of such Person becoming a Restricted Subsidiary of Lear or such acquisition, and any refinancings thereof.

“Attributable Value” means, in connection with a sale and lease-back transaction, the lesser of (1) the fair market value of the assets subject to such transaction and (2) the present value (discounted at a rate per annum equal to the rate of interest implicit in the lease involved in such sale and lease-back transaction, as determined in good faith by us) of the obligations of the lessee for rental payments during the term of the related lease.

“Change of Control” means the occurrence of any of the following events:

(a) any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act or any successor provisions to either of the foregoing), including any group acting for the purpose of acquiring, holding, voting or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, other than one or more Permitted Holders, becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act, except that a person will be deemed to have “beneficial ownership” of all shares that any such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time), directly or indirectly, of 50% or more of the total voting power of the Voting Stock of Lear (for purposes of this clause, such person or group shall be deemed to beneficially own any Voting Stock of a corporation held by any other corporation (the “parent corporation”) so long as such person or group beneficially owns, directly or indirectly, in the aggregate at least a majority of the total voting power of the Voting Stock of such parent corporation); or

(b) the sale, transfer, assignment, lease, conveyance or other disposition, directly or indirectly, of all or substantially all the property of Lear and its Restricted Subsidiaries, considered as a whole (other than a disposition of such property as an entirety or virtually as an entirety to a Wholly Owned Restricted Subsidiary or one or more Permitted Holders), shall have occurred, or Lear merges, consolidates or amalgamates with or into any other Person (other than one or more Permitted Holders) or any other Person (other than one or more Permitted Holders) merges, consolidates or amalgamates with or into Lear, in any such event pursuant to a transaction in which the outstanding Voting Stock of Lear is reclassified into or exchanged for cash, securities or other property, other than any such transaction where:

(1) the outstanding Voting Stock of Lear is reclassified into or exchanged for other Voting Stock of Lear or for Voting Stock of the surviving person, and

(2) the holders of the Voting Stock of Lear immediately prior to such transaction own, directly or indirectly, not less than a majority of the Voting Stock of Lear or the surviving person immediately after such transaction and in substantially the same proportion as before the transaction; or

(c) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors (together with any new directors whose election or appointment by such Board or whose nomination for election by the shareholders of Lear was approved by a vote of not less than three-fourths of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute at least a majority of the Board of Directors then in office; or

(d) the shareholders of Lear shall have approved any plan of liquidation or dissolution of Lear.

“Closing Date” means the date on which the notes were issued.

“Consolidated Assets” means at a particular date, all amounts which would be included under total assets on a consolidated balance sheet of Lear and its Restricted Subsidiaries as at such date, determined in accordance with GAAP.

“Existing Senior Notes” means the 2008 Notes, the 2009 Notes and the 2014 Notes.

“Financing Lease” means (a) any lease of property, real or personal, the obligations under which are capitalized on a consolidated balance sheet of Lear and its Restricted Subsidiaries and (b) any other such lease to the extent that the then present value of the minimum rental commitment thereunder should, in accordance with GAAP, be capitalized on a balance sheet of the lessee.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are applicable from time to time.

“Indebtedness” of a Person means all obligations which would be treated as liabilities upon a balance sheet of such Person prepared on a consolidated basis in accordance with GAAP.

“Investment” by any Person means (i) all investments by such Person in any other Person in the form of loans, advances or capital contributions, (ii) all guarantees of Indebtedness or other obligations of any other Person by such Person, (iii) all purchases (or other acquisitions for consideration) by such Person of Indebtedness, capital stock or other securities of any other Person; (iv) all other items that would be classified as investments (including, without limitation, purchases outside the ordinary course of business) on a balance sheet of such Person prepared in accordance with GAAP.

“Lien” means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), or preference, priority or other security agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement or any Financing Lease having substantially the same economic effect as any of the foregoing).

“Permitted Holders” means Carl C. Icahn, and any affiliates of Carl C. Icahn, including funds managed by him, that are acting in concert with him.

“Permitted Liens” means:

(1) Liens for taxes not yet due or which are being contested in good faith by appropriate proceedings;

(2) statutory Liens of landlords, carriers, warehousemen, mechanics, materialmen, repairmen, suppliers or other like Liens arising in the ordinary course of business;

(3) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation, including any Lien securing letters of credit issued in the ordinary course of business in connection therewith and deposits securing liabilities to insurance carriers under insurance and self-insurance programs;

(4) Liens (other than any Lien imposed by ERISA) incurred on deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, statutory obligations, surety and appeal bonds, performance bonds, letters of credit for customs purposes, workers’ compensation claims, unemployment insurance, utility payments and other obligations of a like nature incurred in the ordinary course of business;

(5) easements, rights-of-way, restrictions and other similar encumbrances incurred which, in the aggregate, do not materially interfere with the ordinary conduct of the business of Lear and its Restricted Subsidiaries taken as a whole;

(6) attachment, judgment or other similar Liens arising in connection with court or arbitration proceedings; provided that the same are discharged, or that execution or enforcement thereof is stayed pending appeal, within 60 days or, in the case of any stay of execution or enforcement pending appeal, within such lesser time during which such appeal may be taken;

(7) Liens securing obligations (other than obligations representing Indebtedness for borrowed money) under operating, reciprocal easement or similar agreements entered into in the ordinary course of business;

(8) statutory Liens and rights of offset arising in the ordinary course of business of Lear and its Restricted Subsidiaries;

(9) Liens in connection with leases or subleases granted to others and the interest or title of a lessor or sublessor (other than Lear or any of its Subsidiaries) under any lease;

(10) Liens securing Indebtedness in respect of interest rate agreement obligations or currency agreement obligations or commodity hedging agreements entered into to protect against fluctuations in interest rates, exchange rates or commodity prices and not for speculative reasons; and

(11) Liens existing on the date hereof.

“Person” means an individual, partnership, corporation, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

“Receivable Financing Transaction” means any transaction or series of transactions involving a sale for cash of accounts receivable, without recourse based upon the collectibility of the receivables sold, by Lear or any of its Restricted Subsidiaries to a Special Purpose Subsidiary and a subsequent sale or pledge of such accounts receivable (or an interest, therein) by such Special Purpose Subsidiary, in each case without any guarantee by Lear or any of its Restricted Subsidiaries (other than the Special Purpose Subsidiary).

“Restricted Subsidiary” means any Subsidiary other than an Unrestricted Subsidiary.

“Senior Credit Facilities” means the Amended and Restated Credit and Guarantee Agreement dated as of April 25, 2006 by and among Lear, Lear Canada, each Foreign Subsidiary Borrower (as defined therein), the lenders party thereto in their capacities as lenders thereunder and the agents party thereto in their capacities as such, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended (including any amendment and restatement thereof), supplemented or otherwise modified from time to time, including one or more credit agreements, loan agreements, indentures or similar agreements extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder or adding Restricted Subsidiaries of Lear as additional borrowers or guarantors thereunder) all or any portion of the indebtedness under such agreement or agreements or any successor or replacement agreement or agreements and whether by the same or any other agent, lender or group of lenders.

“Significant Subsidiary” means any Subsidiary that would constitute a “significant subsidiary” within the meaning of Article 1 of Regulation S-X of the Securities Act as in effect on the date of the indenture.

“Special Purpose Subsidiary” means any wholly owned Restricted Subsidiary of Lear created by Lear for the sole purpose of facilitating a Receivable Financing Transaction. In the event the laws of a jurisdiction in which Lear proposes to create a Special Purpose Subsidiary do not provide for the creation of an entity that is bankruptcy-remote in a manner that is acceptable to Lear or requires the formation of one or more additional entities (whether or not subsidiaries of Lear) such other type of entity or entities may serve as a Special Purpose Subsidiary.

“Subsidiary” of any Person means (1) a corporation a majority of whose capital stock with voting power, under ordinary circumstances, to elect directors is at the time, directly or indirectly, owned by such Person or by such Person and a subsidiary or subsidiaries of such Person or by a subsidiary or subsidiaries of such Person or (2) any other Person (other than a corporation) in which such Person or such Person and a subsidiary or subsidiaries of such Person or a subsidiary or subsidiaries of such Persons, at the time, directly or indirectly, owns at least a majority voting interest under ordinary circumstances.

“Unrestricted Subsidiary” means any Subsidiary designated as such by the Board of Directors of Lear; provided, however, that at the time of any such designation by the Board of Directors, such Subsidiary does not constitute a Significant Subsidiary; and provided, further, that at the time that any Unrestricted Subsidiary becomes a Significant Subsidiary it shall cease to be an Unrestricted Subsidiary.

Book-Entry, Delivery and Form

We will initially issue the exchange notes in respect of original notes held in global form in the form of one or more global notes. The global notes will be deposited with, or on behalf of, DTC and registered in the name of DTC or its nominee.

Except as set forth below, the global notes may be transferred, in whole and not in part, solely to another nominee of DTC or to successor of DTC or its nominee. Beneficial interests in the global notes may not be exchanged for physical certificated exchange notes except in connection with a transfer to an Institutional Accredited Investor or in the limited circumstances described below.

All interests in the global notes, including those held through Euroclear or Clearstream, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Clearstream may also be subject to the procedures and requirements of such systems.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC, Euroclear and Clearstream set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to change by them from time to time. We take no responsibility for these operations or procedures, and investors are urged to contact the relevant system or its participants directly to discuss these matters.

DTC has advised us that it is (1) a limited purpose trust company organized under the laws of the State of New York, (2) a “banking organization” within the meaning of the New York Banking Law, (3) a member of the Federal Reserve System, (4) a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and (5) a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants (collectively, “participants”) and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers, banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that pursuant to procedures established by DTC (1) upon deposit of each global note, DTC will credit the accounts of participants with an interest in such global note and (2) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the exchange notes represented by such global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have exchange notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated exchange notes (except in connection with a transfer to an Institutional Accredited Investor), and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of exchange notes under the applicable indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of exchange notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments with respect to the principal of, and premium, if any, and interest on, any exchange notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of such global note representing such exchange notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the exchange notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal, premium, if any, and interest). Payments by participants and indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of such participants or indirect participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same day funds. Transfers between participants in Euroclear or Clearstream will be effected in the ordinary way in accordance with their respective rules and operating procedures.

Subject to compliance with the transfer restrictions applicable to the exchange notes, cross-market transfers between participants in DTC, on the one hand, and Euroclear or Clearstream participants, on the other hand, will be effected through DTC in accordance with DTC’s rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time) of such system. Euroclear or Clearstream, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant global notes in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in a global note from a participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Clearstream participant, during the securities settlement processing day (which must be a business day for Euroclear and Clearstream) immediately following the settlement date of DTC. Cash received in Euroclear or Clearstream as a result of sales of interest in a global note by or through a Euroclear or Clearstream participant to a participant in DTC will be received with value on the settlement date of DTC but will be available in the relevant Euroclear or Clearstream cash account only as of the business day for Euroclear or Clearstream following DTC’s settlement date.

Although DTC, Euroclear and Clearstream have agreed to the foregoing procedures to facilitate transfers of interests in the global notes among participants in DTC, Euroclear and Clearstream, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Exchange Notes

If (1) we notify the trustee in writing that DTC is no longer willing or able to act as a depositary or DTC ceases to be registered as clearing agency under the Securities Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (2) we, at our option, notify the trustee in writing that we elect to cause the issuance of the applicable exchange notes in definitive form under the indenture or (iii) an Event of Default has occurred and is continuing and the registrar for the exchange notes has received a request from the DTC, then, upon surrender by DTC of such global note, certificated notes will be issued to each person that DTC identifies as the beneficial owners, or participant nominees, of the exchange notes represented by such global note. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related exchange notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the exchange notes to be issued).

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following general discussion summarizes the material U.S. federal income tax considerations relevant to the exchange of original notes for exchange notes in the exchange offer and the ownership and disposition of the exchange notes by holders who acquire the exchange notes pursuant to the exchange offer. A discussion of the U.S. federal income tax consequences of holding and disposing of the original notes is contained in the offering material with respect to the original notes. This discussion does not purport to be a complete analysis of all potential tax considerations relating to the original notes of the exchange notes. This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a holder in light of such holder’s particular circumstances. The discussion also does not address the U.S. federal income tax consequences of holders subject to special treatment under U.S. federal income tax laws, such as certain controlled foreign corporations, passive foreign investment companies, banks, thrifts, regulated investment companies, real estate investment trusts, U.S. expatriates, insurance companies, dealers in securities or currencies, traders in securities, tax-exempt organizations, partnerships and pass-through entities, persons that hold the exchange notes as part of a straddle, a hedge against currency risk, a conversion transaction, or an integrated or other risk reduction transaction, or persons that have a functional currency other than the U.S. dollar. Moreover, neither the effect of any applicable state, local or foreign tax laws nor the possible application of federal estate and gift taxation or the alternative minimum tax is discussed. This discussion assumes the notes are held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the “Code”). In addition, this discussion is limited to initial holders who purchased original notes for cash at original issue and at their “issue price” within the meaning of Section 1273 of the Code ( i.e., the first price at which a substantial amount of notes are sold for cash).

If a partnership or other entity treated for tax purposes as a partnership holds exchange notes, the tax treatment of a partner thereof generally will depend on the status of the partner and the activities of the partnership. Such partner should consult its tax advisor as to the tax consequences of the partnership of owning and disposing of the exchange notes.

This discussion is based upon the Code, existing and proposed regulations thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis. The discussion herein does not foreclose the possibility of a contrary decision by the IRS or a court of competent jurisdiction, or of a contrary position by the IRS or Treasury Department in regulations or rulings issued in the future. We have not sought and will not seek any rulings from the IRS with respect to the matters discussed below.

Holders of original notes should consult their own tax advisors regarding the application of U.S. federal tax laws, as well as the tax laws of any state, local, or foreign jurisdiction, to the exchange offer (and to holding and disposing of the exchange notes) in light of their particular circumstances.

As used herein, “United States Holder” means a beneficial owner of the exchange notes who or that is:

•	an individual that is a citizen or resident of the United States;

•	a corporation or other entity taxable as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia);

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•	a trust, if a U.S. court can exercise primary supervision over the administration of the trust and one or more United States persons has the authority to control all substantial trust decisions, or, if the trust was in existence on August 20, 1996, was treated as a United States person prior to such date and has elected to continue to be treated as a United States person.

Exchange Offer

The exchange of original notes for the exchange notes under the terms of the exchange offer will not constitute a taxable exchange. As a result, (1) a holder will not recognize taxable gain or loss as a result of exchanging original notes for the exchange notes under the terms of the exchange offer, (2) the holder’s holding period of the exchange notes will include the holding period of the original notes exchanged for the exchange notes, and (3) a holder’s adjusted tax basis in the exchange notes will be the same as the adjusted tax basis, immediately before the exchange, of the original notes exchanged for the exchange notes.

United States Holders

Interest

Payments of stated interest on the exchange notes generally will be taxable to a United States Holder as ordinary income at the time that such payments are received or accrued, in accordance with such United States Holder’s method of accounting for U.S. federal income tax purposes.

On an optional redemption, we may be obligated to pay amounts in excess of stated interest or principal on the exchange notes. According to Treasury Regulations, the possibility that any such payments in excess of stated interest or principal will be made will not affect the amount of interest income a United States Holder recognizes if there is only a remote chance as of the date the notes were issued that such payments will be made. As we believe that the likelihood that we will be obligated to make any such payments is remote, we do not intend to treat the potential payment of a premium pursuant to the optional redemption as part of the yield to maturity of any exchange notes. Our determination that these contingencies are remote is binding on a United States Holder, unless such holder discloses its contrary position in the manner required by applicable Treasury Regulations, but is not binding on the IRS. Were the IRS to challenge this determination, a United States Holder might be required to accrue income on its exchange notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of an exchange note before the resolution of the contingencies. If we pay a premium pursuant to the optional redemption, United States Holders generally will be required to recognize such amounts as income at the time received or accrued in accordance with the United States Holder’s method of tax accounting.

Sale or Other Taxable Disposition of the Exchange Notes

In general, a United States Holder will recognize gain or loss on the sale, exchange (other than in a tax-free transaction), redemption, retirement or other taxable disposition of an exchange note equal to the difference between the amount realized upon the disposition (less a portion allocable to any accrued and unpaid interest, which will be taxable as ordinary income if not previously included in such holder’s income) and the United States Holder’s adjusted tax basis in the exchange note. A United States Holder’s adjusted basis in an exchange note generally will be the United States Holder’s cost of such exchange note, decreased by principal payments received prior to such sale, exchange, redemption, retirement or other taxable disposition. This gain or loss generally will be a capital gain or loss, and will be a long-term capital gain or loss if the United States Holder’s holding period for the exchange note is more than one year. Otherwise, such gain or loss will be a short-term capital gain or loss. The deductibility of any capital loss is subject to limitation.

Backup Withholding and Information Reporting

In general, information reporting requirements will apply to payments of interest and principal on the exchange notes to United States Holders and the receipt of proceeds upon the sale or other disposition of exchange notes by United States Holders. A United States Holder may be subject to a backup withholding tax (currently at a rate of 28%) upon the receipt of interest and principal payments on the exchange notes or upon the receipt of proceeds upon the sale or other disposition of such notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) are generally not subject to information reporting and backup withholding. A United States Holder will be subject to this backup withholding tax if such holder is not otherwise exempt and such holder:

•	fails to furnish its taxpayer identification number (“TIN”), which, for an individual, is ordinarily his or her social security number;

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest or dividends; or

•	fails to certify, under penalties of perjury, that it has furnished a correct TIN and that the IRS has not notified the United States Holder that it is subject to backup withholding.

United States Holders should consult their tax advisor regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. The backup withholding tax is not an additional tax and taxpayers may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund as long as they timely provide certain information to the IRS.

We will furnish annually to the IRS, and to record holders of the exchange notes to whom we are required to furnish such information, information relating to the amount of interest paid and the amount of tax withheld, if any, with respect to payments on the exchange notes.

Non-United States Holders

The following summary is a general description of certain United States federal income tax consequences to a non-United States Holder (which, for purposes of this discussion, means a holder of an exchange note that is (1) an individual, corporation or other entity taxable as a corporation for United States federal income tax purposes, estate or trust and (2) not a United States Holder (as defined above)).

Interest

United States tax law generally imposes a withholding tax of 30% in respect of interest payments to foreign holders if such interest is not effectively connected with the non-United States Holder’s conduct of a U.S. trade or business. See the discussion of “— United States trade or business” below. Subject to the discussions of “— Backup Withholding and Information Reporting” below, interest paid to a non-United States Holder will not be subject to U.S. federal withholding tax of 30% (or, if applicable, a lower treaty rate), provided that:

•	such holder does not directly or indirectly, actually or constructively, own 10% or more of the total combined voting power of all of our classes of stock;

•	such holder is not a controlled foreign corporation that is directly or indirectly related to us through stock ownership;

•	such holder is not a bank that received such exchange note on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business; and

•	either (1) the non-United States Holder certifies in a statement provided to us or our paying agent, under penalties of perjury, that it is not a “United States person” within the meaning of the Code and provides its name and address (generally on IRS Form W-8 BEN), or (2) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the exchange notes on behalf of the non-United States Holder certifies to us or our paying agent under penalties of perjury that it has received from the non-United States Holder a statement, under penalties of perjury, that such holder is not a “United States person” and provides us or our paying agent with a copy of such statement or (3) the non-United States Holder holds its exchange notes through a “qualified intermediary” and certain conditions are satisfied.

Even if the above conditions are not met, a non-United States Holder may be entitled to a reduction in, or exemption from, withholding tax on interest under a tax treaty between the United States and the non-United States Holder’s country of residence. To claim a reduction or exemption under a tax treaty, a non-United States Holder must generally complete IRS Form W-8 BEN and claim the reduction or exemption on the form.

The certification requirements described above may require a non-United States Holder that provides an IRS form, or that claims the benefit of an income tax treaty, to also provide its U.S. TIN.

Prospective investors should consult their tax advisors regarding the certification requirements for non-United States persons.

Sale or Other Taxable Disposition of the Exchange Notes

Subject to the discussion of “— United States trade or business” below, a non-United States Holder generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of an exchange note. However, a non-United States Holder may be subject to tax on such gain if such holder is an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met.

United States Trade or Business

If interest or gain from a disposition of the exchange notes is effectively connected with a non-United States Holder’s conduct of a U.S. trade or business (and, if an income tax treaty applies, the non-United States Holder maintains a U.S. “permanent establishment” to which the interest or gain is generally attributable), the non-United States Holder may be subject to U.S. federal income tax on the interest or gain on a net basis in the same manner as if it were a United States Holder. If interest income received with respect to the exchange notes is taxable on a net basis, the 30% withholding tax described above will not apply (assuming an appropriate certification is provided). A foreign corporation that is a holder of an exchange note also may be subject to a branch profits tax equal to 30% of its effectively connected earnings and profits for the taxable year, subject to certain adjustments, unless it qualifies for a lower rate under an applicable income tax treaty.

Backup Withholding and Information Reporting

Generally, we must report to the IRS and to each non-United States Holder the amount of interest paid to such non-United States Holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which the non-United States Holder resides under the provisions of an applicable income tax treaty. Backup withholding generally will not apply to payments of principal and interest made by us or our paying agent on an exchange note to a non-United States Holder if the non-United States Holder has provided the required certification that it is not a United States person (provided that neither we nor our agents have actual knowledge or reason to know that the holder is a United States person).

Information reporting and, depending on the circumstances, backup withholding may apply to the proceeds of a sale of exchange notes made within the United States or conducted through certain United States-related financial intermediaries, unless the non-United States Holder certifies under penalties of perjury that it is not a United States person (and the payor does not have actual knowledge or reason to know that the non-United States Holder is a United States person), or the non-United States Holder otherwise establishes an exemption.

Non-United States Holders should consult their own tax advisors regarding application of withholding and backup withholding in their particular circumstance and the availability of and procedure for obtaining an exemption from withholding and backup withholding under current Treasury Regulations. Any amounts withheld under the backup withholding rules from a payment to a non-United States Holder will be allowed as a credit against the holder’s U.S. federal income tax liability or may be claimed as a refund, provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 90 days after the expiration date, it will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes, or through a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices, or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of exchange notes and any commission or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed, for a period of 90 days after the expiration date to promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have also agreed to pay all expenses incident to the exchange offer and will indemnify the holders of the securities, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act to the extent they arise out of or are based upon:

(1) any untrue statement or alleged untrue statement of a material fact contained in the registration statement or prospectus or

(2) an omission or alleged omission to state in the registration statement or the prospectus a material fact that is necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.

This indemnification obligation does not extend to statements or omissions in the registration statement or prospectus made in reliance upon and in conformity with written information pertaining to the holder that is furnished to us by or on behalf of the holder.

LEGAL MATTERS

Winston & Strawn LLP, Chicago, Illinois, will pass upon certain legal matters relating to the validity of the issuance of the exchange notes offered hereby and the issuance of the related guarantees by each guarantor organized under Delaware law. DLA Piper Spain, S.L., Madrid, Spain, and Baker & McKenzie, S.C., Mexico, will pass upon certain legal matters relating to the validity of the issuance of the guarantees offered hereby by Lear Automotive (EEDS) Spain S.L. and Lear Corporation Mexico, S. de R.L. de C.V., respectively.

EXPERTS

The consolidated financial statements of Lear Corporation appearing in Lear Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2005 (including the schedule appearing therein), and Lear Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2005 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

$300,000,000

8 1/2% Series B Senior Notes due 2013

and

$600,000,000

8 3/4% Series B Senior Notes due 2016

PROSPECTUS

December 20, 2006